Filed pursuant to Rule 424(b)(3)
File No. 333-174623

PROSPECTUS

VIKING SYSTEMS, INC.
OFFERING UP TO 16,278,805 COMMON SHARES

This prospectus relates to the sale or other disposition of up to 16,278,805 shares of our common stock by selling stockholders. We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. We may receive proceeds from the possible future exercise of warrants. All costs associated with this registration will be borne by us. Our common stock is traded on the Over-The-Counter Bulletin Board under the trading symbol “VKNG.OB.” On June 20, 2011, the last reported sale price of our common stock on the Over-The-Counter Bulletin Board was $0.27 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE
SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS.

SEE “RISK FACTORS” BEGINNING ON PAGE 3.

You should rely only on the information provided in this prospectus or any supplement to this prospectus and information incorporated by reference. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 1, 2011.

i

VIKING SYSTEMS, INC.
PROSPECTUS SUMMARY

The following information is a summary of the prospectus and it does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including the financial statements and the notes relating to the financial statements.

ABOUT US

We incorporated under the laws of the State of Nevada in April 2004.  In July 2006, we reincorporated under the laws of the State of Delaware. Our principal executive offices are located at 134 Flanders Road, Westborough, MA 01581.  Our telephone number is (508) 366-3668. Our fiscal year end is December 31. Our website is www.vikingsystems.com. Information contained on our website does not constitute part of this prospectus.

We are a leading worldwide developer, manufacturer and marketer of visualization solutions for complex, minimally invasive surgery. We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally invasive surgical procedures, which reduce patient trauma and recovery time.  We sell the most recent version of our proprietary visualization system, called our 3DHD Vision System, under the Viking brand inside and outside the United States through our distributor network. Our 3DHD System is an advanced three dimensional, or 3D, vision system which employs a flat screen monitor and passive glasses. It is used by surgeons for complex minimally invasive laparoscopic surgery, with applications in urologic, gynecologic, bariatric, cardiac, neurologic and general surgery.  We released our 3DHD Vision System in the fourth quarter of 2010 and shipped 15 systems in December 2010. These shipments included eleven distributor 3DHD demonstration systems and four 3DHD customer systems.

We also manufacture two dimensional, or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs.  Our technology and know-how center on our core technical competencies in optics, digital imaging, sensors, and image management. Our focus is to deliver advanced visualization solutions to the surgical team, enhancing their capability and performance in complex minimally invasive surgical procedures.

SUMMARY FINANCIAL DATA

Because this is only a summary of our financial information, it does not contain all of the financial information that may be important to you.  Therefore, you should carefully read all of the information in this prospectus and any prospectus supplement, including the financial statements and their explanatory notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making a decision to invest in our common stock.  The information contained in the following summary is derived from our financial statements for the quarters ended March 31, 2011 and March 31, 2010, and the fiscal years ended December 31, 2010 and 2009.

	(unaudited) Quarter ended 3/31/2011	(unaudited) Quarter ended 3/31/2010	Year ended 12/31/2010	Year ended 12/31/2009
Sales, net	$3,122,594	$1,915,073	$8,041,048	$7,218,994
Cost of sales	2,470,836	1,414,139	6,452,988	5,341,917
Gross profit	651,758	500,934	1,588,060	1,877,077

Selling and marketing	478,363	206,603	1,103,528	985,012
Research and development	255,963	206,781	1,398,067	578,861
General and administrative	433,865	383,036	1,525,498	1,644,723
Total operating expenses	1,168,191	796,420	4,027,093	3,208,596

Operating loss	(516,433)	(295,486)	(2,439,033)	(1,331,519)
Total other income	70,178	36	1,952	257,200
Net loss	$(446,255)	$(295,450)	$(2,437,081)	$(1,074,319)

THE OFFERING

Common stock outstanding as of May 19, 2011	72,382,598 shares

Common stock to be registered	16,278,805 shares

Use of proceeds
We will not receive any proceeds from the sale or other disposition of common stock by the selling stockholders. We may receive proceeds from the exercise of warrants. We intend to use the proceeds from the exercise of warrants, if any, for working capital purposes.

Stock symbol	VKNG.OB

THE TRANSACTION

On May 10, 2011, we closed on agreements with Clinton Magnolia Master Fund, Ltd. and other accredited investors for a private placement of 12,000,000 shares of our common stock, along with warrants to purchase up to 9,000,000 shares of our common stock. The warrants have an exercise price of $0.25 per share, subject to adjustment, and expire May 10, 2016.

Immediately prior to our entry into the purchase agreement with the investors, Clinton Magnolia Master Fund purchased Midsummer Investment Ltd.’s holdings in our Company in a third-party transaction, to include 7,223,457 shares of our common stock and warrants to acquire an additional 5,551,035 shares of our common stock at a price of $0.18 per share with an expiration date of January 4, 2013.

Pursuant to a Registration Rights Agreement dated May 5, 2011, as amended on May 26, 2011, we agreed to file one or more registration statements with the SEC to register for resale by the investors securities acquired in the purchase agreement for the transaction that closed May 10, 2011 plus the shares that may be issued upon exercise of the warrants that Clinton Magnolia Master Fund acquired from Midsummer Investment, subject to any cutbacks as required by guidance provided by the Staff of the SEC, promptly following the closing of the purchase and sale of the securities, but no later than sixty days after May 10, 2011.

We also agreed that if a registration statement covering the securities is not declared effective by the SEC prior to the earlier of (i) five (5) Business Days after the SEC shall have informed us that no review of the registration statement will be made or that the SEC has no further comments on the registration statement or (ii) the ninetieth day after the date the registration statement is first filed, then we will make will make pro rata payments to each investor, as liquidated damages and not as a penalty, in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following the date by which such registration statement should have been effective, up to a cap of 3% of the amount invested by each investor to that investor in liquidated damages.

The selling stockholders who participated in the May 2011 offering are as follows:

Selling stockholder	Common shares purchased in the May 2011 offering	Shares that may be issued upon exercise of warrants acquired in the May 2011 offering	Amount paid for common stock and warrants in the May 2011 offering
Clinton Magnolia Master Fund, Ltd.	6,800,000	5,100,000	$ 1,700,000
DAFNA LifeScience Market Neutral, Ltd.	840,000	630,000	$ 210,000
DAFNA LifeScience Select, Ltd.	2,120,000	1,590,000	$ 530,000
DAFNA LifeScience, Ltd.	1,040,000	780,000	$ 260,000
Pergament Multi-Strategy Opportunities, LP	1,000,000	750,000	$ 250,000
Steven J. Brown	200,000	150,000	$ 50,000
TOTAL	12,000,000	9,000,000	$ 3,000,000

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of our common stock by selling stockholders.  We may receive proceeds from the exercise of warrants.  We intend to use the proceeds from the exercise of warrants, if any, for working capital.

MARKET FOR THE SECURITIES

Our common stock is traded on the Over-The-Counter Bulletin Board, or OTCBB, under the symbol “VKNG.OB.”

RISK FACTORS

Risks Related to Our Business

Investors who purchase shares of our common stock should be aware of the possibility of a total loss of their investment.

An investment in our common stock involves a substantial degree of risk.  Before making an investment decision, you should give careful consideration to the risk factors described in this section in addition to the other information contained in this prospectus. You should invest in our Company only if you can afford to lose your entire investment.

The tight credit markets may adversely affect our future results of operations.

Our operations and performance depend to some degree on general economic conditions and their impact on our customers’ finances and purchase decisions. As a result of current economic events, potential customers may elect to defer purchases of capital equipment items, such as the products we manufacture and supply. Additionally, the credit markets and the financial services industry is only beginning to recover from a period of upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States government. While the ultimate outcome of these events cannot be predicted, it may have a material adverse effect on our customers’ ability to fund their operations thus adversely impacting their ability to purchase our products or to pay for our products on a timely basis, if at all. These and other economic factors could have a material adverse effect on demand for our products, the collection of payments for our products and on our financial condition and operating results.

We will likely face significant competition which could adversely affect our revenues, results of operations and financial condition.

The market for medical products and services is highly competitive and new offerings and technologies are becoming available regularly. Many of our competitors are substantially larger than we are.  In addition, they have longer operating histories and have materially greater financial and other resources than we do.  If we cannot compete in the marketplace, we may have difficulty selling our products and generating revenues. Additionally, competition may drive down the prices of our products, which could adversely affect our cost of goods sold and our profitability, if any. We cannot guarantee that we will compete successfully against our potential competitors.

We depend upon our chief executive officer and other key personnel.

Our performance depends substantially on the performance of our Chief Executive Officer, Mr. John “Jed” Kennedy, and other key personnel.  Our future success will depend to a large extent on retaining our employees and our ability to attract, train, retain and motivate sufficient qualified employees to fill vacancies created by attrition or expansion of our operations.  The loss of the services of our Chief Executive Officer or any key personnel could have a material adverse effect on our business, revenues, and results of operations or financial condition.

Competition for talented personnel is intense, and we may not be able to continue to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future. In addition, market conditions may require us to pay higher compensation to qualified management and technical personnel than we currently anticipate.  Any inability to attract and retain qualified management and technical personnel in the future could have a material adverse effect on our business, prospects, financial condition, and/or results of operations.

We rely on a small number of customers and cannot be certain that they will consistently purchase our products in the future.

We had sales to three customers that accounted for at least 10% of our revenues in the year ended December 31, 2010. The customers accounted for 31%, 24% and 15% of our revenues, respectively. Sales to individual customers exceeding 10% of revenues in the year ended December 31, 2009 were to four customers who accounted for 32%, 21%, 20% and 12% of revenues, respectively. No other customer accounted for more than 10% of our revenues during those periods.  Although success of our 3DHD Vision System may mitigate this factor, a small number of customers may continue to represent a significant portion of our total revenues in any given period. We cannot be certain that such customers will consistently purchase our products at any particular rate over any subsequent period.  A loss of any of these customers could adversely affect our financial performance.

Healthcare policy changes, including recently passed healthcare reform legislation, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations. Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and managed-care arrangements, are continuing in many countries where we do business, including the United States. These changes are causing the marketplace to put an increased emphasis on the delivery of more cost-effective treatments. Our strategic initiatives include measures to address this trend; however, there can be no assurance that any of our strategic measures will successfully address this trend.

The Patient Protection and Affordable Care Act and Health Care and Education Affordability Reconciliation Act of 2010 were enacted into law in the U.S. in March 2010. As a United States headquartered company with significant sales in the United States, this healthcare reform legislation has and will continue to materially impact us. Certain provisions of the legislation will not be effective for a number of years, there are many programs and requirements for which the details have not yet been fully established or consequences not fully understood, and it is unclear what the full impact of the legislation will be. The legislation imposes on medical device manufacturers a 2.3 percent excise tax on United States sales of Class I, II and III medical devices beginning in 2013. United States net sales represented 31 percent of our worldwide net sales in 2010 and, therefore, this tax burden may have a material, negative impact on our results of operations and our cash flows. Other provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the United States or internationally. However, any changes that lower reimbursements for our products or reduce medical procedure volumes could adversely affect our business and results of operations.

We are subject to significant domestic and international regulations and may not be able to obtain necessary regulatory clearances to sell our products.

The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulation.  Our failure to comply with regulatory requirements would jeopardize our ability to market our products.  Noncompliance with applicable requirements can result in failure of the regulatory agency to grant pre-market clearance or approval for devices, withdrawal or suspension of approval, total or partial suspension of production, fines, injunctions, civil penalties, refunds, recall or seizure of products and criminal prosecution. Medical devices are regulated in the United States primarily by the FDA and, to a lesser extent, by state agencies.  Sales of medical device products outside the United States are subject to foreign regulatory requirements that vary from country to country. Generally, medical devices require pre-market clearance or pre-market approval prior to commercial distribution.  A determination that information available on the medical device is not sufficient to grant the needed clearance or approval will delay market introduction of the product.  In addition, material changes or modifications to, and changes in intended use of, medical devices also are subject to FDA review and clearance or approval.  The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, promotion and distribution of medical devices in the United States and the export of unapproved medical devices from the United States to other countries. The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ from FDA requirements. The current regulatory environment in Europe for medical devices differs significantly from that in the United States.

We must be able to adapt to rapidly changing technology trends and evolving industry standards or we risk our products becoming obsolete.

The medical device market in which we compete is characterized by intensive development efforts and rapidly advancing technology.  Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competing innovations.  We may not be successful in identifying, developing and marketing new products or enhancing our existing products. We believe that a number of large companies, with significantly greater financial, manufacturing, marketing, distribution and technical resources and experience than ours, are focusing on the development of visualization products for minimally invasive surgery.

Our operating results may be adversely affected by the level of reimbursements for surgical procedures using our products.

The level of payments for the surgical procedures, in which our products are involved, either by Medicare or private insurance companies may have a significant impact on future operating results.  We could be adversely affected by changes in payment policies of government or private health care payers, particularly to the extent any such changes affect payment for the procedure in which our products are intended to be used.  It is a continuing trend in United States health care for such payments to be under continual scrutiny and downward pressure.  We believe that reimbursement in the future will be subject to increased restrictions, both in the United States and in foreign markets and that the overall escalating cost of medical products and services has led to and will continue to lead to increased pressures on the health care industry, both foreign and domestic, to reduce the cost of products and services, including products which we offer.

We expect that our products typically will be used by hospitals and surgical centers, which bill various third-party payers, such as governmental programs and private insurance plans, for the health care services provided to their patients.  Third-party payers carefully review and increasingly challenge the prices charged for medical products and services or negotiate a flat rate fee in advance.  Payment rates from private companies also vary depending on the procedure performed, the third-party payer, the insurance plan and other factors.  Medicare compensates hospitals at a predetermined fixed amount for the costs associated with an in-patient hospitalization based on the patient’s discharge diagnosis and compensates physicians at a pre-determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices or systems used in that procedure.  Medicare and other third-party payers are increasingly scrutinizing whether to cover new products and the level of payment for new procedures.  The flat fee reimbursement trend is causing hospitals to control costs strictly in the context of a managed care system in which health care providers contract to provide comprehensive health care for a fixed cost per person. We are unable to predict what changes will be made in the reimbursement methods utilized by such third-party payers.

If we obtain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets would be dependent, in part, upon the acceptance by the prevailing health care financing system in each country.  Health care financing systems in international markets vary significantly by country and include both government sponsored health care programs and private insurance.  We cannot assure you that these financing systems will endorse the use of our products.

We may be subject to product liability claims and have limited insurance coverage.

By engaging in the medical devices business, we will face an inherent business risk of exposure to product liability claims in the event the use of our products results in personal injury or death.  Also, in the event that any of our products proves to be defective, we may be required to recall or redesign such products. We will need to maintain adequate product liability insurance coverage.  If we are able to maintain insurance, of which there can be no assurance, our coverage limits may not be adequate to protect us from any liabilities we might incur in connection with the development, manufacture and sale of our products. Product liability insurance is expensive and in the future may not be available to us on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage or a product recall would negatively impact our business.

Risks Related to Our Common Stock

Our current directors and officers hold significant control over our common stock and they may be able to control our Company indefinitely.

Our officers and directors hold a significant amount of common stock, which may make it difficult to complete some corporate transactions without their support and may prevent a change in control.  As of May 13, 2011, our directors and executive officers as a whole beneficially own approximately 9,522,727 shares or 13.2% of our outstanding common stock, and assuming that the warrants and options (exercisable as of 60 days from May 13, 2011) were exercised, may beneficially own approximately 24,863,519 shares or  28.3% of our outstanding common stock.  Certain of our officers and directors disclaim beneficial ownership of certain shares included in the description above. The above-described significant stockholders may have considerable influence over the outcome of all matters submitted to our stockholders for approval, including the election of directors. In addition, this ownership could discourage the acquisition of our common stock by potential investors and could have an anti-takeover effect, possibly depressing the trading price of our common stock.

“Penny stock” rules may make buying or selling our securities difficult, which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Our common stock currently trades on the Over-the-Counter Bulletin Board.  If the market price per share of our common stock is less than $5.00, the shares may be “penny stocks” as defined in the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act.  As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of these securities.  In addition, “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of these securities to regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling penny stocks must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in penny stocks.

Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer’s account by obtaining information concerning the customer’s financial situation, investment experience and investment objectives.  The broker-dealer must also make a determination whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in penny stocks. Accordingly, the SEC’s rules may limit the number of potential purchasers of shares of our common stock.  Moreover, various state securities laws impose restrictions on transferring “penny stocks,” and, as a result, investors in our securities may have their ability to sell their securities impaired.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

Although our common stock currently trades on the Over-the-Counter Bulletin Board, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained.  You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties.  You should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Risk Factors” section. Although we believe the expectations reflected in the forward-looking statements are reasonable, they relate only to events as of the date on which the statements are made. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by certain selling stockholders.  We will not receive proceeds from the sale or other disposition of shares of common stock being sold by our selling stockholders.  However, we may receive proceeds from the exercise of warrants. We cannot predict when or if the warrants will be exercised.  It is possible that the warrants may expire and may never be exercised.  If we receive proceeds from the exercise of warrants, we intend to use the proceeds for working capital.

SELLING SECURITY HOLDERS

Based upon information available to us as of May 19, 2011, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this registration statement and the number and percent of outstanding shares that the selling stockholders will own, assuming all of the shares are sold. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.  As used in this prospectus, “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, pledge, distribution or other transfer.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

Name of Selling Security Holder	Ownership Before Offering (1)	Percentage of Outstanding Shares Owned Prior to Offering (2)	Number of Shares Offered (3)	Number of Shares Owned After Offering (4)	Percentage of Outstanding Shares Owned After Offering (4)

Clinton Magnolia Master Fund, Ltd. (5)	14,023,457	19.4%	9,224,657	7,223,457	10%

DAFNA LifeScience Market Neutral, Ltd. (6)	840,000	1.2%	1,139,516	0	*

DAFNA LifeScience Select, Ltd. (7)	2,120,000	2.9%	2,875,922	0	*

DAFNA LifeScience, Ltd. (8)	1,040,000	1.4%	1,410,830	0	*

Pergament Multi-Strategy Opportunities, LP (9)	1,000,000	1.4%	1,356,567	0	*

Steven J. Brown (10)	200,000	*	271,313	0	*

* Percentage of shares owned after the offering does not exceed one percent.

(1) Includes common stock beneficially owned including shares being registered by this prospectus. This column excludes shares that may be acquired upon exercise of warrants.

(2) Based on 72,382,598 shares outstanding as of May 19, 2011.

(3) Includes shares that may be issued upon exercise of warrants.

(4) These numbers assume the selling stockholders sell all of their shares being registered in this registration statement and do not exercise any warrants, and they do not sell any of the other common stock they own on May 19, 2011 that is not included in this registration statement.

(5) Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. Clinton Group, Inc. is the investment manager of Clinton Magnolia Master Fund, and consequently has voting control and investment discretion over securities held by Clinton Magnolia Master Fund. By virtue of his direct and indirect control of Clinton Magnolia Master Fund and Clinton Group, George Hall, as chief investment officer and president of Clinton Group, is deemed to have voting power and investment power over these securities and may be deemed to beneficially own any securities owned by Clinton Group and Clinton Magnolia Master Fund.  On May 10, 2011, Clinton Magnolia Master Fund purchased 6,800,000 shares of our common stock, and warrants to purchase up to 5,100,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016. In a third party transaction with Midsummer Investment Ltd. dated May 4, 2011, Clinton Magnolia acquired 7,223,457 shares of our common stock and warrants to purchase up to 5,551,035 shares of our common stock at an exercise price of $0.18 per share and an expiration date of January 4, 2013. We are registering the 6,800,000 shares of our common stock that it acquired on May 10, 2011. The shares being registered for Clinton Magnolia Master Fund include shares exercisable upon exercise of warrants. We are registering 2,424,657 of the 5,100,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that it also acquired on May 10, 2011.

(6) DAFNA LifeScience Market Neutral, Ltd. is a Cayman Islands exempted company.  DAFNA Capital Management, LLC is the investment adviser of DAFNA LifeScience Market Neutral. DAFNA Capital Management, in its capacity as investment adviser to DAFNA LifeScience Market Neutral, may be deemed to be the beneficial owner of the shares owned by DAFNA LifeScience Market Neutral, as in its capacity as investment adviser, it has the power to dispose, direct the disposition of, and vote the shares owned by DAFNA LifeScience Market Neutral. Nathan Fischel and Fariba Ghodsian are part-owners of DAFNA Capital Management and managing members. As controlling persons of DAFNA Capital Management, they may be deemed to beneficially own the shares of our common stock owned by DAFNA LifeScience Market Neutral.  On May 10, 2011, DAFNA LifeScience Market Neutral purchased 840,000 shares of our common stock, and warrants to purchase up to 630,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016. In this registration statement, we are registering the 840,000 shares of our common stock that it acquired on May 10, 2011. The shares being registered for DAFNA LifeScience Market Neutral also includes shares exercisable upon exercise of warrants. We are registering 299,516 of the 630,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that it also acquired on May 10, 2011.

(7) DAFNA LifeScience Select, Ltd. is a Cayman Islands exempted company.  DAFNA Capital Management, LLC is the investment adviser of DAFNA LifeScience Select. DAFNA Capital Management, in its capacity as investment adviser to DAFNA LifeScience Select, may be deemed to be the beneficial owner of the shares owned by DAFNA LifeScience Select, as in its capacity as investment adviser, it has the power to dispose, direct the disposition of, and vote the shares owned by DAFNA LifeScience Select. Nathan Fischel and Fariba Ghodsian are part-owners of DAFNA Capital Management and managing members. As controlling persons of DAFNA Capital Management, they may be deemed to beneficially own the shares of our common stock owned by DAFNA LifeScience Select. On May 10, 2011, DAFNA LifeScience Select purchased 2,120,000 shares of our common stock, and warrants to purchase up to 1,590,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016.  In this registration statement, we are registering the 2,120,000 shares of our common stock that it acquired on May 10, 2011. The shares being registered for DAFNA LifeScience Select also includes shares exercisable upon exercise of warrants. We are registering 755,922 of the 1,590,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that it also acquired on May 10, 2011.

(8) DAFNA LifeScience, Ltd. is a Cayman Islands exempted company. DAFNA Capital Management, LLC is the investment adviser of DAFNA LifeScience. DAFNA Capital Management, in its capacity as investment adviser to DAFNA LifeScience, may be deemed to be the beneficial owner of the shares owned by DAFNA LifeScience, as in its capacity as investment adviser, it has the power to dispose, direct the disposition of, and vote the shares owned by DAFNA LifeScience. Nathan Fischel and Fariba Ghodsian are part-owners of DAFNA Capital Management and managing members. As controlling persons of DAFNA Capital Management, they may be deemed to beneficially own the shares of our common stock owned by DAFNA LifeScience. On May 10, 2011, DAFNA LifeScience purchased 1,040,000 shares of our common stock, and warrants to purchase up to 780,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016. In this registration statement, we are registering the 1,040,000 shares of our common stock that it acquired on May 10, 2011. The shares being registered for DAFNA LifeScience also includes shares exercisable upon exercise of warrants. We are registering 370,830 of the 780,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that it also acquired on May 10, 2011.

(9) Pergament Multi-Strategy Opportunities, LP is a Delaware limited partnership. Steven J. Brown is the Portfolio Manager of Pergament Multi-Strategy Opportunities, LP and has voting and investment power over the shares. On May 10, 2011, Pergament Multi-Strategy Opportunities purchased 1,000,000 shares of our common stock, and warrants to purchase up to 750,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016.  In this registration statement, we are registering the 1,000,000 shares of our common stock that it acquired on May 10, 2011. The shares being registered for Pergament Multi-Strategy Opportunities also includes shares exercisable upon exercise of warrants. We are registering 356,567 of the 750,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that it also acquired on May 10, 2011.

(10) Steven J. Brown has sole voting and investment power over the shares. On May 10, 2011, Mr. Brown purchased 200,000 shares of our common stock, and warrants to purchase up to 150,000 shares of our common stock at an exercise price of $0.25 and an expiration date of May 10, 2016. In this registration statement, we are registering the 200,000 shares of our common stock that he acquired on May 10, 2011. The shares being registered for Mr. Brown also includes shares exercisable upon exercise of warrants. We are registering 71,313 of the 150,000 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, that he also acquired on May 10, 2011.

Relationships and Arrangement with Selling Stockholders, Affiliates and Parties with Whom Any Selling Stockholders Have Contractual Relationships

As of May 19, 2011, other than the May 2011 offering, in the past three years, we have not had relationships or arrangements with the selling stockholders, or affiliates of a selling stockholder.

Method for Determining the Number of Shares Being Registered Hereunder

As negotiated among us and the investors, pursuant to terms of the transaction documents entered into by the parties on May 10, 2011, as amended on May 26, 2011, we are registering 16,278,805 shares of our common stock as follows:

●	12,000,000 shares of our common stock issued to the investors pursuant to the May 2011 offering; and

●
4,278,805 shares of our common stock issuable upon the exercise of warrants, with an exercise price of $0.25 and an expiration date of May 10, 2016, acquired by the investors pursuant to the May 2011 offering, with shares to be registered allocated among the investors on a pro-rata basis due to a limitation on registration imposed by guidance from the Staff of the SEC that we cannot register more than one-third of our public float.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and issuable upon exercise of the warrants to permit the resale of the shares of common stock by the selling shareholders.  We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.  Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states, the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our capital stock and provisions of our Certificate of Incorporation, as Amended, and our By-laws is only a summary. You should also refer to our Certificate of Incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our By-laws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 400,000,000 shares of common stock, par value $0.001.

Each holder of our common stock is entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. The holders of common stock are not entitled to preemptive or subscription rights, nor do they have cumulative voting rights. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and non-assessable.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this offering, a substantial interest, direct or indirect, in us or any of our subsidiaries, nor was any such person connected with us or any of our subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

INFORMATION ABOUT THE COMPANY

DESCRIPTION OF BUSINESS

General

We are a leading worldwide developer, manufacturer and marketer of visualization solutions for complex, minimally invasive surgery.  We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally invasive surgical procedures, which reduce patient trauma and recovery time.

We sell the most recent version of our proprietary visualization system, called our 3DHD Vision System, under the Viking brand inside and outside the United States through our distributor network.   Our 3DHD System is an advanced three dimensional, or 3D, vision system which employs a flat screen monitor and passive glasses. It is used by surgeons for complex minimally invasive laparoscopic surgery, with applications in urologic, gynecologic, bariatric, cardiac, neurologic and general surgery.  We released our 3DHD Vision System in the fourth quarter of 2010 and shipped 15 systems in December 2010. These shipments included eleven distributor 3DHD demonstration systems and four 3DHD customer systems.

We also manufacture two dimensional, or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs.

Our technology and know-how center on our core technical competencies in optics, digital imaging, sensors, and image management. Our focus is to deliver advanced visualization solutions to the surgical team, enhancing their capability and performance in complex minimally-invasive surgical procedures.

As of December 31, 2010, we believe that more than 100 of our proprietary 3Di visualization systems and a handful of our 3DHD Vision Systems were in service worldwide.  Moreover, we have sold more than 2,000 2D digital cameras to ODM/OEM partners, including Boston Scientific Corporation and Medtronic, Inc.   Our ODM products are jointly designed with our partners to meet their exact specifications for their particular market.

HISTORY

We commenced our current business operations in April 2004, when we acquired a proprietary 2D and 3D surgical visualization business, or the Visualization Assets, and a digital platform for surgical information delivery, called Infomatix™, from Vista Medical Technologies, Inc.

Effective July 25, 2006, we changed our domicile from the State of Nevada to the State of Delaware by way of a reincorporation merger. Our Certificate of Incorporation, as Amended, and Bylaws as a Delaware corporation are similar to the Articles of Incorporation and Bylaws that we had as a Nevada Corporation.

Since the acquisition of the assets from Vista in 2004, we have taken many actions to commercialize the technology, including the following:

●	Completed the development of the 3Di System, which was launched at the American College of Surgeons Clinical Congress in October 2004;

o	Rebranded the visualization technology product developed from the Visualization Assets:

o	Established an international, independent distribution network for the 3Di systems;

●
Demonstrated the clinical acceptance of the 3Di System in hundreds of urology, gynecology, and general surgery procedures, including many complex minimally invasive surgical procedures, such as laparoscopic radical prostatectomy, laparoscopic bariatric surgery, laparoscopic pyeloplasty, laparoscopic pelvic floor reconstruction and laparoscopic hysterectomy;

●
In 2006, we demonstrated the effective use of the 3Di system with integrated images from compatible surgical devices, including real-time ultrasound, fluoroscopy, surgical navigation, ablation, immunoscintography and other diagnostic information;

●	Added significant ODM/OEM partners such as B. Braun and Boston Scientific;

●
Released our Viking 3DHD Vision System in the fourth quarter of 2010 and shipped 15 systems in December 2010. We believe that it provides the most advanced laparoscopic vision system on the market today, offering surgeons a variety of 3D endoscopes to choose from to suit their particular needs. Our proprietary endoscopes are coupled to our “state of the art” 3DHD camera system, allowing the surgeon user to view a live 3DHD image on a passive 3DHD display, while also allowing any other individual in the operating room the ability to see the image by wearing a pair of lightweight passive glasses.

PRODUCT AND TECHNOLOGY OVERVIEW

Our two primary product lines are the 3DHD Vision Systems sold through our distributor network inside and outside of the United States and our line of 2D digital cameras and components sold to our ODM/OEM partners.

Viking 3DHD Vision System

We believe that the Viking 3DHD Vision System provides the most advanced laparoscopic vision system on the market today, offering surgeons a variety of 3D endoscopes to choose from to suit their particular needs. We believe that by offering different three dimensional optical lens systems that all minimally invasive surgical procedures and surgeons can have the solution that meets their particular demanding visualization needs without compromise.  When these proprietary endoscopes are coupled to our “state of the art” 3DHD camera system, the user views a live 3DHD image on a passive 3DHD display which also allows any other individual in the operating room the ability to see the image by wearing a pair of lightweight passive glasses. A completely passive viewing system means elimination of the user’s fatigue which is often associated with active (shuttered glasses) displays. The system is simple to use with virtually no learning curve since it was designed to integrate seamlessly into operating rooms that are currently equipped with older 2D systems. The system enables all minimally invasive laparoscopic procedures to be performed in 3D, providing the surgeons with accurate depth perception that allows for even the most complex surgical maneuvers to be performed confidently by providing the surgeon with an accurate three dimensional view of the anatomy.  The system can also deliver a high definition 2D image for those rare instances when a surgeon prefers 2D.

There are five key components to the Viking 3DHD Vision System:

Endoscopes:  We offer 6 different laparoscopes for the surgeon to choose from to meet his or her particular needs, including:

●	two styles of dual channel 3D scopes which provide similar stereo effect to that of surgical robotic systems on the market today;

●	two styles of single channel 3D scopes that allow surgeons to rotate the laparoscopes a complete 360 degrees while the view of the surgical field remains upright; and

●
two styles of 2 dimensional scopes for rare procedures that don’t necessarily require a three dimensional view of the surgical field. This assures a complete surgical vision solution in a single system for the operating room staff and hospital administration.

3DHD Camera heads: Three different high definition camera heads are available to match up with the three styles of endoscopes. All of the camera heads are lightweight and compact with simple user friendly interfaces for mating the scopes to the camera heads.

3DHD Control Unit: The heart of the system is the high definition universal camera control unit which recognizes which of the camera heads is plugged in and optimizes settings to simplify the setup so the surgeon can focus on what is important:  the patient and the procedure. The camera can also be customized to meet individual surgeon’s requirements through an easy to understand user interface.

3DHD Light Source: The system is equipped with a 300 watt xenon light source which provides high intensity light equivalent to natural sunlight assuring the most precise possible color rendition of tissue which is critical to surgeons for accurate diagnosis and intervention in laparoscopic procedures.

3DHD Display: Our 3DHD Vision System offers the highest quality 3DHD medical grade display. The display is a completely passive system with a circular micropolarizer film layer which, when viewed through light weight polarized eyewear, provides the viewer with an incredible 3DHD view of the surgical field.

Visualization Solutions for OEM Customers

We also supply 2D digital cameras and components for several procedure-specific medical device manufacturers such as Medtronic, Boston Scientific, B. Braun Medical, Inc., and Richard Wolf Medical Instruments Corporation.  As the procedural business of our customers continues to shift to minimally invasive techniques, we intend to introduce new products, services and capabilities to respond to this important business segment. We are committed to the growth of our OEM business and believe our engineering capabilities and advanced technologies make us an ideal partner of choice for companies operating in this sector.

Under the right circumstance, we would consider supplying our 3DHD Vision System on an OEM basis. We have had several preliminary discussions with companies in this regard.

We had three individual customers that accounted for at least 10% of our revenues in the year ended December 31, 2010.

Customers accounting for at least 10% of our revenues	Year Ended December 31,
	2010	2009
Customer A	31%	21%
Customer B	24%	32%
Customer C	15%	20%
Customer D	n/a	12%
Total sales to customers representing more than 10% of sales	70%	85%

BUSINESS AND MARKET OPPORTUNITY

We Offer FDA-Cleared, Advanced and Affordable 3D Surgical Visualization Technology.

We believe our technology is at the forefront of advanced 3D visualization solutions for complex minimally invasive surgeries. As minimally invasive surgeries gain popularity with both physicians and patients due to improved outcomes, faster recovery times and lower post-operative care costs, surgeons seek tools and techniques that make procedures faster, easier and/or safer. We believe that there are currently no comparable, FDA-cleared, 3D visualization systems on the market at our price points.

There are Significant Clinical and Workflow Benefits Associated with Improved Surgical Visualization.

Our 3Di System provides the surgical team significant clinical and workflow benefits not currently available from 2D visualization systems. Our solution provides the benefits of natural 3D vision by providing depth perception cues and a sense of spatial relativity. The image is not a computer model or digital rendering; it is stereoscopic vision that closely approximates the surgeon’s visual acuity in open surgery. This is particularly important in complex and lengthy minimally invasive procedures that require safe and precise navigation of a patient’s anatomy. In addition, the 3D system provides a field of view that is more immersive than traditional two dimensional views.

The Practical Benefits of our 3DHD System Expand Market Opportunities in an Environment that Places a Premium on Innovative Technologies.

We believe that the clinical benefits and potential applications of 3D visualization technology provide us with attractive market opportunities. The 3DHD Vision System combines the visual benefits of an open procedure with the clinical outcomes associated with minimally-invasive surgery and enables more complicated surgical procedures to be performed using less invasive techniques. It expands the market or procedures available for use by these systems. Moreover, in addition to our current procedural focus, there are several other procedural specialties that offer significant expansion opportunities for the technology. The expansion segments include:

●	Functional endoscopic sinus surgery;
●	Cardiothoracic surgery;
●	Neuro endoscopy;
●	Pediatric endoscopy; and
●	Minimally invasive spine surgery.

Our ODM/OEM Business Provides Recurring Revenues

The ODM/OEM business has provided us with a recurring source of revenue and has been a source of growth. We are the strategic visualization supplier and partner for several leading procedure-specific medical device manufacturers such as B. Braun, Richard Wolf, Boston Scientific and Medtronic. We have sold over two thousand 2D digital cameras, accessories and unique visualization solutions to our ODM/OEM partners, and in 2010 and 2009 ODM/OEM sales accounted for approximately $6,481,000 and $5,547,000 in revenue, respectively.

OUR PRIMARY MARKET

We believe the primary market for our products is for use during complex, minimally invasive surgery that relies heavily on the use of endoscopic instruments, enabling instrumentation and visualization technologies. We believe that the key growth drivers in minimally invasive surgery include the following:

●	Improved patient outcomes;
●	Economic benefits associated with shorter hospital stays;
●	Proactive and informed patients will continue to seek out minimally invasive surgeries;
●	Patients will make restorative health care choices to maintain a healthy lifestyle; and
●	With improved technologies, especially articulating instruments and downsized instruments, more procedures will continue to be adapted to minimally invasive surgery techniques.

We believe that the clinical benefits and broad potential application of 3D visualization technology provide us with an attractive, potentially high growth market. The 3DHD Vision System combines the visual benefits with the opportunity for rapid recovery associated with minimally invasive techniques. The technology itself is believed to be a driver of expanding procedural applications.

MARKET SEGMENTATION, COMPETITION AND PRODUCT POSITIONING OF 3Di SYSTEM

Although competition exists for aspects of our visualization product line, we believe that no other single company offers a complete and independent 3D visualization and information solution specifically directed at complex minimally invasive procedures. In addition, we are not aware of any other true stand alone 3D systems that have been cleared for marketing in surgical applications by the FDA.

We believe the current worldwide market for surgical vision systems is $2 billion per year and comprises approximately 30,000 systems annually.  Prices of 2D vision systems range from $20,000 to $80,000. Over the last few years, the market has expanded by shifting most of the annual placements to higher priced high definition vision systems.  We believe that recent 3D technology announcements and developments in the consumer non-medical market will accelerate adoption of high definition 3D vision systems in the medical market.

The number of minimally invasive surgical procedures performed each year continues to grow.  Additionally, trends aimed at improving minimally invasive surgical procedures are resulting in demand for tools and technologies that allow surgeons to reduce the size and number of entry points utilized to perform procedures.  We believe that providing surgeons with natural depth perception through a high definition 3D vision system is an essential element in improving minimally invasive surgical procedures.  These advancements in surgical procedures are aimed at improving the quality of patient care and patient outcomes.

A separate high end segment of the visualization technology market is fully immersive 3D-vision-enabled robotics (for example, Intuitive Surgical’s proprietary daVinci System) which generally sells for up to $1,500,000 per system and requires disposables that cost the hospital up to an estimated $1,500 to $3,000 per procedure.  We do not compete in this segment. Although the robotic technologies provided by companies such as Intuitive Surgical incorporate 3D vision capabilities into their systems, our products are not in direct competition with these products. Rather, our strategy is to offer standalone 3D vision capability at a substantially lower price. Depending on configuration, our 3DHD Vision System is priced at approximately $100,000 to end customers.

Our 3DHD solution provides a higher level of technical sophistication than 2D for minimally invasive surgery procedures, without the high cost and technical complexity of a robotic solution. Due to improvements in technology combined with the trends in 3D adoption in the consumer market, we believe that the adoption rate of 3D vision systems in the medical market will greatly accelerate now that our 3DHD vision system has been released.   Contributing to such expected increase in adoption is the fact that our 3DHD Vision System has a lower cost and selling price than our predecessor 3Di system and therefore is more competitively priced in relation to existing 2D high definition systems.  We believe that a 5% penetration of world vision system unit placements, or approximately 1,400 systems per year, could results in sales for our 3D technology to be in excess of $100 million annually. Currently, Karl Storz GmbH, Stryker Corporation, Olympus, Inc., Conmed Corporation, Richard Wolf  and Smith & Nephew PLC are key suppliers of 2D vision systems to the medical market.

OEM MARKET DEVELOPMENT

We anticipate the trend of converting open surgical procedures to minimally invasive techniques will continue to grow for the foreseeable future. The common element of minimally invasive techniques is that the surgeon must rely on a means other than direct visualization to operate effectively. We believe we are uniquely positioned to provide a broad range of direct visualization solutions to the OEM marketplace. We believe we will be able to leverage our long-standing customer relationships and build our customer list by adding stable, brand name companies as well as emerging companies developing novel techniques to our customer list further enabling the conversion to minimally invasive techniques with all types of visualization solutions.

SALES AND MARKETING

Our global sales and marketing effort is designed to drive adoption and to develop a premium Viking branded image for our products. We focus on implementing a multi-tiered sales initiative, developing the market segments of interest and building relationships with key opinion leaders and academic centers.

In the United States, we primarily sell through distributors who have been granted rights to sell the 3DHD Vision System in particular geographic areas.  Where we do not have distributor coverage in the United States, we sell our product directly through our Westborough, Massachusetts location under the direction of a long-service senior sales executive and support staff.  This group develops customer contacts, demonstrates equipment and follows up on completed sales transactions to assure customer satisfaction.  These efforts are supported by technical resources from our Westborough, MA headquarters and manufacturing facility. With the recent commercial release of our 3DHD Vision Systems, we plan to continue to increase our distribution capability in the United States by indentifying additional distribution partners for those geographic regions within the country where we do not have independent coverage.

Outside the United States, we have agreements in place with distributors to distribute our 3DHD Vision Systems in portions of Europe, Asia, the Middle East, Mexico and South America.  These sales are supported by a senior sales executive based in the United States and our personnel in Westborough, MA.

Our marketing strategy includes exposure through trade shows, encouraging clinical studies and publications, and working with prominent academic healthcare institutions on new product development opportunities. Our marketing objective is to create premium brand recognition for our solutions, which we believe will support growth of 3D system placements.

With our predecessor 3Di system, we experienced the most success in the specialty segments of urology, bariatrics and laparoscopic gynecology. Using urology as an example, we believe that the adoption drivers are compelling for a number of reasons, including the following:

●
Minimally invasive urological procedures are complex and, as demonstrated by the adoption of surgical robotic systems, urological surgeons require 3D depth perception to more safely and precisely navigate the anatomy of a patient;

●	Urological surgeons are influential in purchasing decisions;
●	The 3DHD System provides a much lower cost alternative to hospital administration and is a more flexible alternative to a robot; and
●	Procedures in urology are well defined and we believe we can address the visualization requirements for most urological procedures.

OPERATIONS

Our operations are located in Westborough, Massachusetts. Our President and Chief Executive Officer, John “Jed” Kennedy, oversees a staff of 23 full-time employees and several consultants. These personnel provide us with production capability, product development, quality assurance, regulatory affairs, marketing, technical and sales support, and administrative functions.

Production processes that are conducted at our Westborough facility include final assembly, test and integration services of surgical video systems. Equipment used in the production and engineering process consists of benches, custom fixtures, test equipment and hand tools. We outsource all fabrication operations. There is currently floor space capacity to build and ship planned OEM shipments, as well as to build a substantial number of 3DHD systems per year. We believe that additional skilled labor and facility space is readily available in the local market as production volume increases.

We utilize sole source component technology from Matsushita Panasonic, Toshiba, Sony and Henke-Sass Wolf. We maintain a good relationship with all three suppliers and it has been their policy to notify us well in advance of the end of life of a particular component so that we are able to make the necessary final orders and/or design modifications to support the replacement technology.

All development projects are performed in compliance with FDA guidelines and the Medical Device Directive, the regulatory requirements of the European Union for medical devices. Our policies and procedures have been audited and found to be compliant by the regulatory agencies for both the United States and Europe. All products have been tested and approved to safety standards established by the International Electrotechnical Commission and by Intertek ETL, a nationally recognized testing laboratory in the United States.

Our Westborough facility is FDA compliant and ISO 13485 certified.

PRODUCT DEVELOPMENT

Our product development priorities include supporting the development phase of new OEM customer programs, supporting the clinical expansion process, upgrading and enhancing our core platform products, and developing new products to expand our product line. We are dedicated to providing the highest quality and best video image on the market, in addition to delivering that image in 3D.  During 2010 and 2009, we incurred $1,398,067 and $578,861, respectively on research and development related expenses. We did not receive any customer reimbursement of our research and development expenses.

The following initiatives are most important to our product development roadmap:

“Viking” Brand Product Development:

We continue to evaluate technologies and refine the pathway for future generations of our system.  While we improve visualization, we intend also to explore providing a complete advanced minimally invasive surgical solution rather than a visualization only system.

OEM Product Development

For the OEM market, we have developed improved 2D high definition products to enhance image quality.

In the fourth quarter of 2009, we completed development work of a 3DHD visualization system for a robotic surgical company under a development contract that provided us approximately $800,000 of total revenue beginning in late 2007 and ending in 2009. It was both the parties’ stated intentions in the development agreement that this development agreement would lead to a multi-year supply agreement whereby we would manufacture and supply products to the other party.  The development agreement has ended.  The other party has not informed us of any decision to deploy, or not to deploy, the completed visualization system and no discussions regarding a manufacturing contract have occurred.  Due to the passage of time since completion of the development contract, it does not appear likely that we will be awarded a manufacturing contract for the developed visualization system.

We believe that the opportunity exists for us to supply 3D vision systems to other surgical robotic and/or device companies interested in visualization for use with robotic systems and for use with advanced hand held articulating surgical instruments.  We have had discussions with several such companies and are evaluating opportunities to broaden the market for our 3DHD visualization system.

INTELLECTUAL PROPERTY

Our technology base was built through internal research and development and by license and acquisition. We hold fourteen patents and have submitted five additional patent applications. We also hold non-exclusive license rights to four U.S. patents and four international patents.

On August 5, 2008, we licensed our patent portfolio to Intuitive Surgical, Inc. pursuant to an exclusive license agreement.  The license agreement provides Intuitive Surgical with perpetual, exclusive rights to use all of our then held patents in the medical robotics field, as defined in the license agreement.  We maintained the right to sell non-stereoscopic products and our then current stereoscopic products that utilize the licensed patents in the medical robotics field.  We received $1 million for the license. Our currently marketed 3DHD Visualization System does not incorporate any of the patents licensed to Intuitive Surgical, Inc.

QUALITY ASSURANCE AND REGULATORY AFFAIRS

All of the medical devices we develop are regulated by the FDA in the United States. The nature of the FDA requirements applicable to medical devices depends on their classification by the FDA. Our current products are classified as Class II medical devices. A device classified as a Class II device usually requires, at a minimum, FDA 510(k) clearance. The 3DHD System was cleared to be marketed in the United States via 510(k) number K101810 on August 30, 2010.

Our regulatory function is managed internally and supported by a regulatory affairs consultant with over 15 years of experience in the medical device industry. The consultant also acts as our management representative as required by the Medical Device Directive. Additionally, we have two full-time employees performing quality control functions. To comply with quality requirements, we rely on our suppliers’ quality systems and ISO registrations as well as historical data to support our material acceptance.

We use the following criteria to prioritize and guide the decision making process in our quality organization:

●	Patient and user safety;

●	Compliance with all applicable U.S. and international standards for medical device manufacture;

●	Highest quality product based on the product specification; and

●	On-time delivery.

Our Westborough, MA facility was the subject of a routine surveillance audit by the FDA in August 2009. No adverse findings were noted. To ensure our compliance with ISO standards, “European Notified Body” inspections of our facility occur annually.  Our last Notified Body review was in June 2010 and resulted in a recommendation that we maintain our certification.

Governmental Regulation of Medical Devices

The manufacture and sale of medical devices intended for commercial distribution are subject to extensive governmental regulation in the United States.  Medical devices are regulated in the United States primarily by the FDA and, to a lesser extent, by certain state agencies.  Generally, medical devices require pre-market clearance or pre-market approval prior to commercial distribution.  In addition, certain material changes or modifications to, and changes in the intended use of, medical devices also are subject to FDA review and clearance or approval.  The FDA regulates the research, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, promotion and distribution of medical devices in the United States and the export of unapproved medical devices from the United States to other countries.  Non-compliance with applicable requirements can result in failure of the government to grant pre-market clearance or approval for devices, withdrawal or suspension of approval, total or partial suspension of production, fines, injunctions, civil penalties, refunds, recall or seizure of products and criminal prosecution.

Device Classes

In the United States, medical devices are classified into one of three classes, Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness.  Our current products are classified as Class II devices.

Class I devices are subject to general controls, such as establishment registration and product listing, labeling, adulteration and misbranding provisions and medical device reporting requirements and, unless exempt, to pre-market notification and adherence to “good manufacturing practice” standards.  Class II devices are subject to general controls and special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines.  Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness.  Examples of Class III products include life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices.  Class III devices ordinarily require clinical testing to ensure safety and effectiveness and FDA clearance prior to marketing and distribution.  The FDA also has the authority to require clinical testing of Class I and Class II devices.  A pre-market approval application must be filed if a proposed device is not substantially equivalent to a legally marketed predicate device or if it is a Class III device for which the FDA has called for such application.  A pre-market approval application typically takes several years to be approved by the FDA.

Device Approval

Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a 510(k) notification or submission and approval of a pre-market approval application.  If a medical device manufacturer or distributor can establish that a device is “substantially equivalent” to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for a pre-market approval, the manufacturer or distributor may market the device upon receipt of an FDA order determining such a device substantially equivalent to a predicate device.  The 510(k) notification may need to be supported by appropriate performance, clinical or testing data establishing the claim of substantial equivalence.  The FDA requires a rigorous demonstration of substantial equivalence.

Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an FDA substantial equivalence order permitting the marketing of a device is received by the person who submitted the 510(k) notification.  At this time, the FDA typically responds to the submission of a 510(k) notification within 90 to 200 days.  An FDA letter may declare that the device is substantially equivalent to a legally marketed device and allow the proposed device to be marketed in the United States.  The FDA, however, may determine that the proposed device is not substantially equivalent or require further information, including clinical data, to make a determination regarding substantial equivalence.  Such determination or request for additional information will delay market introduction of the product that is the subject of the 510(k) notification.

Investigational Device Exemption Application

All clinical investigations involving the use of an unapproved or uncleared device on humans to determine the safety or effectiveness of the device must be conducted in accordance with the FDA’s investigational device exemption regulations.  If the device presents a “significant risk,” the manufacturer or distributor of the device is required to file an investigational device exemption application with the FDA prior to commencing human clinical trials.  This application must be supported by data, typically the result of animal and bench testing.  If the application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA.  If the device presents a “non-significant risk,” approval by an institutional review board prior to commencing human clinical trials is required, as well as compliance with labeling, record keeping, monitoring and other requirements.  However, the FDA can disagree with a non-significant risk device finding.

Any products which we manufacture or distribute are subject to continuing regulation by the FDA, which includes record keeping requirements, reporting of adverse experience with the use of the device, “good manufacturing” requirements and post-market surveillance, and may include post-market registry and other actions deemed necessary by the FDA.  A new 510(k), pre-market approval or pre-market approval supplement is also required when a medical device manufacturer makes a change or modification to a legally marketed device that could significantly affect the safety or effectiveness of the device, or where there is a major change or modification in the intended use of the device or a new indication for use of the device.  When any change or modification is made to a device or its intended use, the manufacturer is expected to make the initial determination as to whether the change or modification is of a kind that would necessitate the filing of a new 510(k), pre-market approval or pre-market approval supplement.

Foreign Requirements

The sale of medical device products outside of the United States is subject to foreign regulatory requirements that vary from country to country.  The time required to obtain approvals required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing may differ from FDA requirements.  Our failure to comply with regulatory requirements would jeopardize our ability to market our products.  The current regulatory environment in Europe for medical devices differs significantly from that in the United States.  Since June 1998, all medical devices sold in the European Union must bear the CE mark.  Devices are now classified by manufacturers according to the risks they represent with a classification system giving Class III as the highest risk devices and Class I as the lowest.  Once the device has been classified, the manufacturer can follow one of a series of conformity assessment routes, typically through a registered quality system, and demonstrate compliance to a “European Notified Body.”  After that, the CE mark may be applied to the device. Maintenance of the system is ensured through annual on-site audits by the notified body and a post-market surveillance system requiring the manufacturer to submit serious complaints to the appropriate governmental authority.

Employees

As of May 10, 2011, we have 24 full time employees.  None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages.  We believe our relations with our employees are good.

DESCRIPTION OF PROPERTY

We lease an 18,210 square foot facility in Westborough, Massachusetts. This facility houses our corporate headquarters, manufacturing, and research and development. The lease expires on September 30, 2015. Depending upon our rate of growth, we believe that we may need to obtain additional operating space prior to the end of the lease.  We believe that we will be able to obtain additional space prior to the lease expiration and that upon expiration, we will be able to renew, extend or obtain additional space, as needed, on commercially reasonable terms when our lease ends.

LEGAL PROCEEDINGS

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

MARKET PRICE AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted on the OTCBB under the symbol “VKNG.OB.” The following table sets forth the high and low closing prices for our common stock for each quarter during the last two fiscal years.  The prices reported below reflect inter-dealer prices and are without adjustments for retail markups, markdowns or commissions, and may not necessarily represent actual transactions.

	High	Low
Fiscal Year Ended December 31, 2009:

First Quarter	$0.200	$0.060
Second Quarter	$0.060	$0.015
Third Quarter	$0.020	$0.003
Fourth Quarter	$1.050	$0.003

Fiscal Year Ended December 31, 2010:

First Quarter	$0.290	$0.140
Second Quarter	$0.285	$0.158
Third Quarter	$0.462	$0.210
Fourth Quarter	$0.485	$0.270

Fiscal Year Ending December 31, 2011:

First Quarter	$0.36	$0.19
Second Quarter (through June 20, 2011)	$0.37	$0.23

Holders

As of June 20, 2011, we had approximately 120 holders of record of our common stock.

Dividends

We did not pay any dividends during the year ended December 31, 2010.

We have not paid any cash dividends on our common stock since our inception and do not anticipate or contemplate paying dividends in the foreseeable future.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Viking Systems, Inc.

We have audited the accompanying balance sheets of Viking Systems, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Systems, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 24, 2011

VIKING SYSTEMS, INC.
Balance Sheets
December 31, 2010 and 2009

Assets
	2010	2009
Current assets:
Cash and cash equivalents	$950,285	$721,121
Accounts receivable, net	1,008,042	455,488
Inventories, net	1,619,094	1,537,851
Prepaid expenses and other current assets	184,842	67,103
Total current assets	3,762,263	2,781,563

Property and equipment, net	365,302	31,101
Intangible assets, net	70,000	140,000
Total assets	$4,197,565	$2,952,664

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$1,408,109	$919,807
Accrued expenses	794,633	770,136
Deferred revenue	55,119	359,027
Total current liabilities	2,257,861	2,048,970

Commitments and contingencies (Note 15)

Stockholders’ Equity:
Preferred stock, 25,000,000 shares authorized; No shares outstanding at December 31, 2010 and December 31, 2009	-	-
Common stock, $0.001 par value, 400,000,000 shares authorized; 58,806,434 and 45,356,765 issued and outstanding at December 31, 2010 and December 31, 2009, respectively	58,806	45,356
Additional paid-in capital	30,615,957	27,156,316
Accumulated deficit	(28,735,059)	(26,297,978)
Total stockholders' equity	1,939,704	903,694
Total liabilities and stockholders' equity	$4,197,565	$2,952,664

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009

Sales	$8,041,048	$7,218,994
Cost of sales	6,452,988	5,341,917

Gross profit	1,588,060	1,877,077

Operating expenses:
Selling and marketing	1,103,528	985,012
Research and development	1,398,067	578,861
General and administrative	1,525,498	1,644,723
Total operating expenses	4,027,093	3,208,596

Operating loss	(2,439,033)	(1,331,519)

Other income (expense):
Interest income	2,129	1,193
Interest expense	(177)	(4,125)
License fee	-	125,000
Gain on settlement of liability	-	133,073
Other income	-	2,059
Total other income	1,952	257,200

Net loss applicable to common shareholders	$(2,437,081)	$(1,074,319)

Net loss per common share - basic and diluted	$(0.05)	$(0.02)

Weighted average shares outstanding - basic and diluted	52,437,504	43,000,963

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Stockholders’ Equity
Years Ended December 31, 2009 and 2010

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance December 31, 2008	42,715,110	$42,715	$26,566,607	$(25,223,659)	$1,385,663

Stock-based compensation	-	-	592,350	-	592,350
Issuance of common stock in connection with cashless exercise of warrants	2,641,655	2,641	(2,641)	-	-
Net loss	-	-	-	(1,074,319)	(1,074,319)

Balance December 31, 2009	45,356,765	$45,356	$27,156,316	$(26,297,978)	$903,694

Stock-based compensation	-	-	412,147	-	412,147
Proceeds from sale of common stock, net of stock issuance costs	10,970,068	10,970	2,779,603	-	2,790,573
Proceeds from exercise of common stock warrants	1,502,060	1,502	268,869	-	270,371
Issuance of common stock in connection with cashless exercise of warrants	977,541	978	(978)	-	-
Net loss	-	-	-	(2,437,081)	(2,437,081)

Balance December 31, 2010	58,806,434	$58,806	$30,615,957	$(28,735,059)	$1,939,704

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:
Net loss	$(2,437,081)	$(1,074,319)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	159,220	257,834
Stock-based compensation expense	412,147	592,350
Gain on settlement of liability	-	(133,073)
Change in operating assets and liabilities:
Accounts receivable	(552,554)	381,741
Inventories	(101,562)	582,598
Prepaids and other assets	(132,329)	98,535
Accounts payable	488,302	(379,580)
Accrued expenses	24,497	(24,083)
Deferred revenue	(303,908)	307,773
Net cash provided by (used in) operating activities	(2,443,268)	609,776

Cash flows from investing activities:
Purchases of property and equipment	(403,102)	(11,011)
Net cash used in investing activities	(403,102)	(11,011)

Cash flows from financing activities:
Proceeds from warrant exercise	270,371	-
Net proceeds from issuance of common stock	2,842,173	-
Payments for stock issuance costs	(37,010)	(14,590)
Payments on capital leases	-	(31,821)
Net cash provided by (used in) financing activities	3,075,534	(46,411)

Net increase in cash and cash equivalents	229,164	552,354

Cash and cash equivalents at beginning of year	721,121	168,767

Cash and cash equivalents at end of year	$950,285	$721,121

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$177	$3,815
Income taxes	$1,256	$2,824

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Statements of Cash Flows
Continued

Non-cash, investing and financing activities:

During the year ended December 31, 2010, the Company:

●	Issued 977,541 shares of common stock in connection with the cashless exercise of 2,015,979 warrants.

 During the year ended December 31, 2009, the Company:

●	Issued 2,641,655 shares of common stock in connection with the cashless exercise of 3,508,360 warrants.

See accompanying notes to the financial statements.

VIKING SYSTEMS, INC.
Notes to Financial Statements

1.	Organization and Basis of Presentation

Organization and Business
Viking Systems, Inc., (“Viking” or the “Company”) was organized as a corporation in the state of Nevada on May 28, 1998, for the purpose of providing training and curriculum for the information technology industry. During 2001, Viking changed its business focus to the development of software applications, hardware sales and leasing, and training and support. As of December 31, 2002, Viking discontinued its operations.  During 2004, Viking purchased the assets of the visualization technology business of Vista Medical Technologies Inc. (“Vista”), a Delaware Corporation, involved in the development, manufacture, and sale of visualization devices for the medical market. The assets acquired from Vista formed the new business direction of Viking in 2004 and are integral to the current ongoing business. Effective July 25, 2006, the Company changed its domicile from the State of Nevada to the State of Delaware by way of a reincorporation merger. Its Certificate of Incorporation and Bylaws as a Delaware corporation are similar to the Articles of Incorporation and Bylaws that the Company had as a Nevada Corporation.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses.  Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2.	Liquidity Matters

The Company has incurred net losses and negative cash flows from operations. Based upon its current projection of future orders, management believes that its current cash position and available financing provide sufficient resources and operating flexibility through at least the next twelve months.

However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations is not sufficient, additional sources of financing will be required in order to maintain the Company’s current operations. Whereas management believes it will have access to other financing sources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

3.	Summary of Significant Accounting Policies

Cash and Cash Equivalents
Viking considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Financial Instruments
The Company’s financial instruments as of December 31, 2010 and 2009 consist primarily of cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Concentration Risk
Financial instruments which potentially subject Viking to concentration of credit risk consist primarily of accounts receivable, cash and cash equivalents. In the normal course of business, Viking provides credit terms to its customers. Accordingly, Viking performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management’s expectations.  Viking had accounts receivable due from two customers representing greater than 10% of total accounts receivable at December 31, 2010 amounting to $339,120 and $106,000. Viking had accounts receivable due from two customers representing greater than 10% of total accounts receivable at December 31, 2009 amounting to $124,000, and $259,000.

Viking maintains its cash and cash equivalents in deposit accounts some of which may at times be uninsured or may exceed the current Federal Deposit Insurance Corporation insurance limits.  Viking has not experienced any losses in such accounts.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables, and changes in payment histories. As of December 31, 2010 and December 31, 2009, allowance for doubtful accounts receivable of $0 and $171,576, respectively were considered necessary.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the standard cost which approximates the weighted average method. Work-in-process and finished goods are stated at the lower of the accumulated manufacturing costs or market. Viking reduces the stated value of its inventory for obsolescence or impairment in an amount equal to the difference between the cost of the inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional reductions in stated value may be required.

Impairment of Long Lived Assets and Intangible Assets with Finite Lives
Property and equipment and intangible assets with finite lives are amortized using the straight line method over their estimated useful lives.  These assets are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Conditions that would indicate impairment and trigger an assessment include, but are not limited to, a significant adverse change in the legal factors or business climate that could affect the value of an asset, an adverse action or assessment by a regulator or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If, upon assessment, the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value of the asset.

Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets, which range from one to four years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

Derivative Financial Instruments
The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risk.

Freestanding warrants issued by the Company in connection with the issuance or sale of debt and equity instruments are considered to be derivative instruments, and are evaluated to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability.

Revenue Recognition
The Company’s revenues are derived from the sale of surgical visualization technology products to end users, distributors and original equipment manufacturers. Revenue from the sale of products is recognized when evidence of an arrangement exists, the product has been shipped, the selling price is fixed or determinable, collection is reasonably assured and when both title and risk of loss transfer to the customer, provided that no significant obligations remain.  The significant terms of the Company’s sales arrangements typically include upfront payments or credit terms not to exceed 60 days depending upon the credit worthiness of the customer.  The arrangements do not include right of return or price concessions and the Company’s post shipment obligations typically are limited to standard warranty for product defects.

For the sale of products and services as part of a multiple-element arrangement,  the Company allocates revenue from multiple-element arrangements to the elements based on the relative fair value of each element. Revenue associated with undelivered elements is deferred and recorded when delivery occurs.

Shipping and Handling Costs
Shipping and handling costs are classified as selling and marketing expenses.  For the years ended December 31, 2010 and 2009, shipping and handling expense was $38,363 and $21,819, respectively.

Income Taxes
Viking accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets when it is more likely than not that the assets will not be realized.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Per Common and Common Share Equivalent
The computation of basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the year.

Due to the net losses for the year ended December 31, 2010 and 2009, potentially dilutive securities have been excluded in the calculation of diluted loss per share because their inclusion would be anti-dilutive. Accordingly, basic and diluted loss per share are the same for each respective year.

The following potentially dilutive common shares were excluded from the calculation of diluted net loss per common share because their effect was anti-dilutive for the periods presented:

	Years Ended December 31,
	2010	2009

Warrants	20,888,131	24,406,170
Stock Options	9,182,920	7,125,420
Total	30,071,051	31,531,590

Stock-Based Compensation
The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of stock options. The Company uses historical data among other information to estimate the expected price volatility, the expected annual dividend, the expected option life and the expected forfeiture rate. The grant date estimated fair value is recognized over the period during which an employee is required to provide service in exchange for the award, which is generally the option vesting period.

Reclassifications
Certain reclassifications have been made to prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

4.	Inventories

Inventories consist of the following at December 31:

	2010	2009
Inventories:
Parts and supplies	$1,362,960	$970,662
Work-in-progress	381,475	325,136
Finished goods	313,981	692,068
Valuation reserve	(439,322)	(450,015)

	$1,619,094	$1,537,851

5.	Property and Equipment

Property and equipment consists of the following at December 31:

	2010	2009

Equipment	$1,228,114	$831,215
Furniture and fixtures	133,026	133,026
	1,361,140	964,241
Less accumulated depreciation	(995,838)	(933,140)

	$365,302	$31,101

Depreciation expense was $89,220 and $187,834 for the years ended December 31, 2010 and 2009, respectively.    During 2010 and 2009 demonstration equipment with net book values of $14,822 and $15,685, respectively, was reclassified from property and equipment to inventory and subsequently sold.

6.	Intangible Assets

Intangible assets consist of the following at December 31:

	2010	2009

Patents and other assets	$350,000	$350,000
Less accumulated amortization	(280,000)	(210,000)

	$70,000	$140,000

In November 2006, as part of a Technology Transfer and Settlement Agreement, the Company paid $350,000 for the ownership of intellectual property including fourteen patents and non-exclusive license rights to four U.S. patents and four international patents.

These assets are being amortized over five years using the straight line method.  Amortization expense amounted to $70,000 for both 2010 and 2009.  The estimated amortization expense for the future years is $70,000 for 2011.

During 2009, the Company licensed one of its patents to a third party through December 2009.  The license is for use outside the medical products field.  The third party had previously licensed this patent through December 2006.  The license fee of $125,000 is included in other income for the year ended December 31, 2009.

7.	Accrued expenses

Accrued expenses consist of the following at December 31:

	2010	2009
Employee and director compensation	$427,753	$421,247
Registration delay fees	161,574	161,574
Professional and consulting fees	88,000	87,427
Other accrued expenses	117,306	99,888
	$794,633	$770,136

8.	Deferred Revenue

As of December 31, 2010 and 2009, the Company had deferred revenue of $55,119 and $359,027, respectively, which consisted of sales for which all elements of the agreements were not completed and for service plan agreements that are deferred until the service period has occurred.

9.	Income Taxes

The components of the 2010 and 2009 provision for federal and state income tax benefit (expense) are summarized below:

	2010	2009
Current
Federal	$-	$-
State	(2,200)	(2,800)

Deferred
Federal	-	-
State	-	-
	$(2,200)	$(2,800)

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

	2010	2009

Expected income tax benefit at statutory rate	$938,800	$429,800
Meals and entertainment	(5,100)	(3,000)
Minimum state taxes	(1,500)	(1,800)
Non deductible stock options	(153,000)	(216,000)
Return to provision difference	20,000	35,000
Change in valuation allowance (1)	(801,400)	(246,800)

	$(2,200)	$(2,800)

(1)	The removal of the valuation allowance related to the net operating losses and research and development credits is not included in the change in the valuation allowance.

Deferred income tax benefit reflects the impact of timing differences between amounts of assets and liabilities for financial reporting purposes and amounts as measured by income tax laws. Deferred tax assets are as follows at December 31,

	2010	2009

Basis difference in fixed assets	$126,000	$131,000
Accrued liabilities	117,000	112,000
Stock options	357,000	345,000
Inventory reserve	176,000	180,000
Bad debt reserve	-	69,000
Intangible asset basis difference	68,000	49,000
Less valuation allowance	(844,000)	(886,000)
	$-	$-

In July 2006, the FASB issued guidance relating to uncertain tax positions which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company adopted this guidance on income taxes at the beginning of fiscal year 2007.  Upon adoption, the Company had no unrecognized tax benefits, and there were no material changes during the years ended December 31, 2010 and 2009.

As of December 31, 2010, the Company had not yet completed its analysis of the deferred tax assets for its net operating losses of approximately $21 million and research and development credits of approximately $381,000 generated through 2010.   The future utilization of the Company’s net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future.  The Company has not yet determined whether such an ownership change has occurred.  In order to make this determination, the Company will need to complete a Section 382 analysis regarding the limitation of the net operating loss and research and development credits. Until this analysis has been performed, the Company has removed the deferred tax assets associated with these carryforwards from its deferred tax asset schedule and has recorded a corresponding decrease to their valuation allowance.

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expenses. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. There was no interest or penalties related to income tax matters during the years ended December 31, 2010 and 2009.

The Company reduces its deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is not more likely than not that all or a portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary difference become deductible. Management has provided a valuation allowance in the amount of $844,000 as of December 31, 2010 due to the uncertainty of the future realization of the deferred tax asset.

10.	Operating Leases

Viking leases its Westborough, MA facility under a non-cancelable operating lease agreement expiring on September 30, 2015. Future minimum lease payments through September 2015 are as follows:

Period	Amount
2011	$246,946
2012	250,280
2013	251,445
2014	254,940
2015	191,205
Total	$1,194,816

For the years ended December 31, 2010 and December 31, 2009  rent expense was $246,000 and $245,835, respectively.

11.	INVESTMENT AGREEMENT

On January 7, 2010, the Company, entered into an investment agreement (the “Investment Agreement”) with Dutchess Opportunity Fund II, LP (“Dutchess”).  Pursuant to the Investment Agreement, Dutchess committed to purchase up to $5,000,000 of the Company’s common stock over thirty-six months subject to certain conditions.

The Company may draw on the facility from time to time, as and when it determines appropriate in accordance with the terms and conditions of the Investment Agreement.  The purchase price is 96% of the lowest daily volume weighted average  price (“VWAP”) of the Company’s common stock during the 5 consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice.  The amount that the Company is entitled to put in on any one notice shall be any amount up to the greater of 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable put notice date, multiplied by the average of the 3 daily closing prices immediately preceding the date of the put or 2) $100,000.   Dutchess is not obligated to purchase shares if its total number of shares beneficially held at that time would exceed 4.99% of the number of shares of the Company’s outstanding common stock as determined in accordance with Rule 13d-1 of the Securities Exchange Act of 1934, as amended.  In addition, the Company is not permitted to draw on the facility unless there is an effective registration statement to cover the resale of the shares.

Pursuant to the terms of a Registration Rights Agreement between the Company and Dutchess, the Company was obligated to file a registration statement with the SEC to register the resale by the Investor of 15,000,000 shares of the common stock underlying the Investment Agreement on or before 21 calendar days of the date of the Registration Rights Agreement.  The Company filed the required registration statement and it was declared effective on February 12, 2010.

During the year ended December 31, 2010, the Company sold 10,970,068 shares under this Investment Agreement for $2,842,173 for an average per share price of $0.293. As a result, the Company may put up to an additional 4,029,932 shares to Dutchess under the effective registration statement. Depending upon the price per share of any additional transactions under the Investment Agreement, the Company may need to register additional shares if management elects to access the full $5,000,000 committed by Dutchess. Direct incremental costs of $51,600, of which $14,590 were incurred and recorded during 2009, were incurred in connection with establishing the Investment Agreement and have been recorded as a reduction to additional paid-in capital.

12.	Stock-Based Compensation

Common Stock Options
During the quarter ended  March 31, 2008, shareholders approved  the Viking Systems, Inc. 2008 Equity Incentive Plan (the “2008 Equity Plan”), and the Viking Systems, Inc. 2008 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”). In December 2009, the Board of Directors approved an amendment to the 2008 Equity Plan to increase the number of shares available under such plan by 2,800,000 shares.  The maximum number of shares that may be issued pursuant to the 2008 Equity Plan is 9,520,000 shares plus such number of shares that are issuable pursuant to awards outstanding under the 2004 Plan as of the effective date and which would have otherwise reverted to the share reserve of the 2004 Plan. The Company has reserved a total of 1,500,000 shares of its common stock for issuance under the Directors’ Plan.  During the year ended December 31, 2010, 1,975,000 options were granted under the 2008 Equity Plan and 112,500 options were granted under the Directors’ Plan.   At December 31, 2010, 710,000 shares remain available for grant under the 2008 Equity Plan and 1,116,500 shares remain available under the Directors’ Plan.

The Company measures the cost of employee and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee or director is required to provide service in exchange for the award-the requisite service period. The Company determines the grant-date fair value of employee and director share options using the Black-Scholes option-pricing model.   The Company determines the value of equity instruments issued to non employees in exchange for services to be provided using the fair value of the services or the fair value of the equity instruments issued, whichever is more reliably measurable.

During the year ended December 31, 2010 and 2009, the Company recorded $412,147 and $592,350 respectively, in non-cash stock-based compensation expense. As of December 31, 2010, there was approximately $569,000 in total unrecognized compensation costs related to unvested options, which is expected to be recognized over a weighted average period of approximately 2.4 years.

During the year ended December 31, 2010, 2,087,500 stock options were granted with a weighted average exercise price of $0.27 per share based on the quoted market price on the day of grant. The valuation of stock options granted to employees and directors as determined using the Black-Scholes valuation model was approximately $339,000.  The value of stock options granted to non employees during 2010 in exchange for services that were valued based on the value of the services to be received was $84,000. The fair value of stock options granted to employees and directors during 2010 estimated using the Black-Scholes model incorporated the following assumptions: volatility of 223% - 231%, expected life of 7 years, risk-free interest rate of 3.3%, and expected dividend yield of 0%. Volatility is based on the historical volatility of the Company's common stock. The expected life of employee stock options is based on the average of the vesting period and contractual life. The risk free interest rate is based on the U.S. Treasury constant maturity rate for the expected life of the stock option.

During the year ended December 2009, William Bopp, Chairman and then Chief Executive Officer surrendered all 2,100,000 of his outstanding stock options.  In connection with the surrender of these stock options the Company recognized the remaining non-cash stock option compensation of $169,495 related to these stock options.

A summary of stock option activity for the years ended December 31, 2009 and 2010 is as follows:

	Shares	Weighted Average Exercise Price ($)	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Options outstanding December 31, 2008	6,354,440	0.58	-	9.11
Granted	2,950,000	0.011
Cancelled and expired	(79,020)	0.16
Surrendered	(2,100,000)	0.33
Options outstanding December 31, 2009	7,125,420	0.41		8.75
Granted	2,087,500	0.27		8.1
Cancelled or expired	(30,000)	28.33
Options outstanding December 31, 2010	9,182,920	0.29		7.8
Options exercisable December 31, 2010	4,267,512	$0.42	$-	7.45

A summary of non-vested stock option activity for the year ended December 31, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value

Non-vested options beginning January 1, 2010	4,643,284	$0.14
Granted	2,087,500	0.27
Vested	(1,815,376)	0.18
Exercised	-
Non-vested options at December 31, 2010	4,915,408	$0.18

Those options exercisable at December 31, 2010 range in price from $0.01 to $25.00.  The weighted average grant date fair value for options granted for during 2010 and 2009 amounted to $0.27 and $0.011, respectively.

13.	Stock Warrants

The following table summarizes warrants to purchase common stock outstanding for the years ended December 31, 2009 and 2010:

	Shares	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding December 31, 2008	27,985,919			4.0

Expired	(71,389)	$0.35
Exercised (A)	(3,508,360)	$0.18
Outstanding December 31, 2009	24,406,170	$0.18-$0.75	$0.18	3.0

Expired	-
Exercised (A)	(3,518,039)	$0.18
Outstanding at December 31, 2010	20,888,131	$0.18-$0.75	$0.18	2.0

(A)
Warrants issued in 2008 allow for cashless exercise based on the volume weighted average market price the day before exercise if the underlying shares are not covered by an effective registration statement.  The Company does not have an effective registration statement covering these shares. During 2009, the Company issued 2,641,655 shares of common stock in connection with the cashless exercise of 3,508,360 warrants. During 2010, the Company issued 977,541 shares of common stock in connection with the cashless exercise of 2,015,979 warrants.

14.	Major Customers Suppliers, Segment and Related Information

We had three individual customers that accounted for at least 10% of our revenues in the year ended December 31, 2010.

Sales were as follows:

Customers accounting for at least 10% of our revenues	Year Ended December 31,
	2010	2009
Customer A	31%	21%
Customer B	24%	32%
Customer C	15%	20%
Customer D	n/a	12%
Total sales to customers representing more than 10% of sales	70%	85%

Suppliers

The Company utilizes components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier.  The Company maintains a good relationship with our sole source suppliers and it has been their policy to notify us well in advance of the end of life of a particular component so that we are able to make the necessary final orders and/or design modifications to support the replacement technology.  However, if shortages of critical components occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company’s financial condition, results of operation and cash flows.

Segment and Related Information

The Company presents its business as one reportable segment due to the similarity in nature of products sold and customer markets. The Company’s Chief Executive Officer reviews financial information on our visualization products on a consolidated basis. The Company is in the business of designing manufacturing and selling visualization systems for the medical market for use in minimally invasive surgical procedures. Substantially all of the Company’s revenues are derived from sales of visualization systems and related services.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer location.

Years Ended December 31,	2010	2009
Revenues
United States	$2,490,878	$3,280,585
Germany (A)	4,376,488	3,553,213
Other	1,173,683	385,196
Total Revenues	$8,041,048	$7,218,994

(A)
The Company’s OEM products are sold to companies who resell the products in various geographic regions.  Although several of the Company’s OEM customers are Germany based companies, much of that product is resold into other countries.

15.	Commitments and Contingencies

In the normal course of business, the Company is party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. It is not possible to predict the maximum potential amount of future payments under these types of agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these types of agreements have not had a material effect on its business, results of operations or financial condition.

In conjunction with the conversion of $4,750,000 of convertible notes into common stock in 2006, Viking agreed to file a registration statement covering the shares of common stock issued upon such conversion and covering the warrants originally issued with those notes. Such shares and warrants were not registered. Effective June 2006, Viking offered to pay to note holders, who elect to receive it, a registration delay fee of one percent per month of their initial principal balance. At December 31, 2007, the Company had accrued $434,214 related to this matter. Effective February 15, 2008, the Securities and Exchange Commission made revisions to its rules regarding the trading of restricted securities. Additionally, certain holders of the convertible notes did not respond to the Company’s 2006 proposal to pay a delay fee related to this proposed filing.  The Company has reversed amounts accrued related to parties that did not respond to the 2006 proposal and ceased accruing further delay fees effective February 15, 2008.  At December 31, 2010 and 2009, the Company has accrued $161,574 related to this matter.

Viking has also entered into a royalty agreement with a medical device company. The royalty agreement requires payments of 4% of sales that use their intellectual property. As of December 31, 2010 and 2009, Viking had accrued royalties related to this agreement of approximately $37,000 and $36,000, respectively. During 2010 and 2009, Viking did not pay any royalties under this agreement.

16.	Recent Accounting Pronouncements

Adopted Accounting Pronouncements

New Accounting Pronouncements

In September 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25 and primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, this guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

VIKING SYSTEMS, INC.
Balance Sheets

Assets	March 31,	December 31,
	2011	2010
	(Unaudited)
Current assets:
Cash and cash equivalents	$405,381	$950,285
Accounts receivable, net	1,292,081	1,008,042
Inventories, net	1,957,945	1,619,094
Prepaid expenses and other current assets	127,539	184,842
Total current assets	3,782,946	3,762,263

Property and equipment, net	405,814	365,302
Intangible assets, net	52,500	70,000
Total assets	$4,241,260	$4,197,565

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$1,457,392	$1,408,109
Accrued expenses	836,601	794,633
Deferred revenue	197,048	55,119
Total current liabilities	2,491,041	2,257,861

Commitments and contingencies

Stockholders’ Equity:
Preferred Stock, $0.001 par value, 25,000,000 shares authorized; No shares outstanding at March 31, 2011 and December 31, 2010
Common stock, $0.001 par value, 400,000,000 shares authorized; 59,430,544 and 58,806,434 issued and outstanding at March 31, 2011 and December 31, 2010, respectively	59,430	58,806
Additional paid-in capital	30,872,103	30,615,957
Accumulated deficit	(29,181,314)	(28,735,059)
Total stockholders' equity	1,750,219	1,939,704
Total liabilities and stockholders' equity	$4,241,260	$4,197,565

The accompanying notes are an integral part of the interim financial statements.

VIKING SYSTEMS, INC.
Statements of Operations – Unaudited
For the Quarters Ended March 31, 2011 and 2010

	Three Months Ended March 31,

	2011	2010

Sales, net	$3,122,594	$1,915,073
Cost of sales	2,470,836	1,414,139

Gross profit	651,758	500,934

Operating expenses:
Selling and marketing	478,363	206,603
Research and development	255,963	206,781
General and administrative	433,865	383,036
Total operating expenses	1,168,191	796,420

Operating loss	(516,433)	(295,486)

Other income :
Interest income	226	213
Interest expense	-	(177)
Gain on sale and license of assets	69,952	-
Total other income	70,178	36

Net loss applicable to common shareholders	$(446,255)	$(295,450)

Net loss per common share - basic and diluted	$(0.01)	$(0.01)

Weighted average shares outstanding - basic and diluted	58,932,884	45,885,351

The accompanying notes are an integral part of the interim financial statements.

VIKING SYSTEMS, INC.
Statements of Cash Flows – Unaudited
For the Quarters Ended March 31, 2011 and 2010

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(446,255)	$(295,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	78,575	30,517
Stock based compensation expense	96,297	95,610
Gain on sale and license of assets	(69,952)	-
Changes in operating assets and liabilities:
Accounts receivable	(284,039)	(395,353)
Inventories	(338,851)	(68,113)
Prepaid expenses and other current assets	57,303	926
Accounts payable	119,235	326,413
Accrued expenses	41,968	22,208
Deferred revenue	141,929	(222,367)
Net cash used in provided by operating activities	(603,790)	(505,609)

Cash flows from investing activities:
Purchase of property and equipment	(101,587)	(18,839)
Net cash used in investing activities	(101,587)	(18,839)

Cash flows from financing activities:
Proceeds from warrant exercise	-	144,000
Proceeds from issuance of common stock	160,473	6,106
Stock issuance costs	-	(37,009)
Net cash provided by financing activities	160,473	113,097
Net decrease in cash and cash equivalents	(544,904)	(411,351)

Cash and cash equivalents at beginning of period	950,285	721,121
Cash and cash equivalents at end of period	$405,381	$309,770

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$-	$177
Income taxes	$-	$-

The accompanying notes are an integral part of the interim financial statements.

VIKING SYSTEMS, INC.
Notes to Interim Financial Statements

1.    INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of Viking Systems, Inc. (“Viking” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and Article 8 of Regulation S-X. In the opinion of management, the interim financial statements reflect all adjustments necessary to make the financial statements presented not misleading. The balance sheet as of December 31, 2010 was derived from the Company's audited financial statements. The financial statements and notes thereto should be read in conjunction with the financial statements and notes for the year ended December 31, 2010, included in Viking's Annual Report on Form 10-K for the year ended December 31, 2010,  which was filed on February 24, 2011 with the Securities and Exchange Commission. The results of operations and cash flows for the period ended March 31, 2011 are not necessarily indicative of results to be expected for the fiscal year ending December 31, 2011.

2.    LOSS PER SHARE

The computation of basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the year.

Due to the net losses for the periods ended March 31, 2011 and March 31, 2010, potentially dilutive securities have been excluded in the calculation of diluted loss per share because their inclusion would be anti-dilutive. Accordingly, basic and diluted loss per share are the same within each respective period.

The following potentially dilutive common shares were excluded from the calculation of diluted net loss per common share because their effect was anti-dilutive for the periods presented:

	(unaudited) March 31, 2011	(unaudited) March 31, 2010
Warrants	20,888,131	23,606,170
Stock options	9,182,920	8,375,420
Total	30,071,051	31,981,590

3.            INVENTORIES

Details of our inventory account balances are as follows:

	(unaudited) March 31, 2011	December 31, 2010
Inventories:
Parts and supplies	$1,204,002	$1,362,960
Work-in-progress	704,944	381,475
Finished goods	477,121	313,981
Valuation allowance	(428,122)	(439,322)
Total	$1,957,945	$1,619,094

4.            ACCRUED EXPENSES

Accrued expenses consist of the following:

	(unaudited) March 31, 2011	December 31, 2010
Employee and director compensation	$483,211	$427,753
Registration delay fees	161,574	161,574
Professional and consulting fees	79,000	88,000
Other accrued expenses	112,816	117,306
Total	$836,601	$794,633

5.    INVESTMENT AGREEMENT

On January 7, 2010, the Company entered into an investment agreement (the “Investment Agreement”) with Dutchess Opportunity Fund II, LP (“Dutchess”).  Pursuant to the Investment Agreement, Dutchess committed to purchase up to $5,000,000 of the Company’s common stock over thirty-six months subject to certain conditions.  In connection with the financing described in Note 11, the Company terminated the Investment Agreement on May 10, 2011.

The Company was able to draw on the facility from time to time, as and when it determined appropriate in accordance with the terms and conditions of the Investment Agreement.  The purchase price was calculated as 96% of the lowest daily volume weighted average  price (“VWAP”) of the Company’s common stock during the 5 consecutive trading day period beginning on the trading day immediately following the date of delivery of the applicable put notice.  The amount that the Company was entitled to put in on any one notice was any amount up to the greater of 1) 200% of the average daily volume of the common stock for the 3 trading days prior to the applicable put notice date, multiplied by the average of the 3 daily closing prices immediately preceding the date of the put or 2) $100,000.   Dutchess was not obligated to purchase shares if its total number of shares beneficially held at that time would exceed 4.99% of the number of shares of the Company’s outstanding common stock as determined in accordance with Rule 13d-1 of the Securities Exchange Act of 1934, as amended.  In addition, the Company was not permitted to draw on the facility unless there was an effective registration statement to cover the resale of the shares.

Pursuant to the terms of a Registration Rights Agreement between the Company and Dutchess, the Company was obligated to file a registration statement with the SEC to register the resale by the Investor of 15,000,000 shares of the common stock underlying the Investment Agreement on or before 21 calendar days of the date of the Registration Rights Agreement.  The Company filed the required registration statement, and it was declared effective on February 12, 2010.

During the three months ended March 31, 2011, the Company sold 624,110 shares under the Investment Agreement for $160,473 for an average price per share price of $0.257. During the year ended December 31, 2010, the Company sold 10,970,068 shares under this Investment Agreement for $2,842,173 for an average per share price of $0.293.

6.    STOCK-BASED COMPENSATION

Common Stock Options
During the quarter ended March 31, 2008, shareholders approved  the Viking Systems, Inc. 2008 Equity Incentive Plan (the “2008 Equity Plan”), and the Viking Systems, Inc. 2008 Non-Employee Directors’ Stock Option Plan (the “Directors’ Plan”). In December 2009, the Board of Directors approved an amendment to the 2008 Equity Plan to increase the number of shares available under such plan by 2,800,000 shares.  The maximum number of shares that may be issued pursuant to the 2008 Equity Plan is 9,520,000 shares plus such number of shares that are issuable pursuant to awards outstanding under the 2004 Plan as of the effective date and which would have otherwise reverted to the share reserve of the 2004 Plan. The Company has reserved a total of 1,500,000 shares of its common stock for issuance under the Directors’ Plan.  During the three months ended March 31, 2011, no options were granted under the 2008 Equity Plan and no options were granted under the Directors’ Plan.   At March 31, 2011, 710,000 shares remain available for grant under the 2008 Equity Plan and 1,116,500 shares remain available under the Directors’ Plan.

The Company measures the cost of employee and director services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. The associated cost is recognized over the requisite service period during which an employee or director is required to provide service in exchange for the award. The Company determines the fair value of employee and director share options on the grant date using the Black-Scholes option-pricing model.   The Company determines the value of equity instruments issued to non employees in exchange for services to be provided using the fair value of the services or the fair value of the equity instruments issued, whichever is more reliably measurable.

During the three months ended March 31, 2011 and 2010, the Company recorded $96,297 and $95,610 respectively, in non-cash stock-based compensation expense. As of March 31, 2011, there was approximately $473,000 in total unrecognized compensation costs related to unvested options, which is expected to be recognized over a weighted average period of approximately 2.1 years.

The following table summarizes the stock option activity during the three months ended March 31, 2011:

	Number of Shares		Weighted - Average Exercise Price	Weighted -Average Remaining Contractual Life (in years)
Options outstanding December 31, 2010	9,182,920		0.29	7.8
Granted	-
Cancelled or expired		-
Options outstanding March 31, 2011	9,182,920		$0.29	7.6

Options exercisable at March 31, 2011	5,451,550		$0.39	7.2

7.    WARRANTS TO PURCHASE COMMON STOCK

The following table summarizes warrant activity during the three months ended March 31, 2011:

	Shares	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (yrs)
Outstanding December 31, 2010	20,888,131	$0.18-0.75	$0.18	2.1
Expired	-	-	-	-
Exercised	-	-	-	-
Outstanding March 31, 2011	20,888,131	$0.18-0.75	$0.18	1.8

8.    LEASE COMMITMENTS

Viking leases its Westborough, MA facility under a non-cancelable operating lease agreement expiring on September 30, 2015.  Remaining future minimum lease payments  are as follows:

Period	Amount
2011	$184,376
2012	250,280
2013	251,445
2014	254,940
2015	191,205
Total	$1,132,246

9.   PATENT LICENSE AND SALE OF RELATED ASSETS

During the three months ended March 31, 2011, the Company recorded income of $69,952 as compensation for the grant of a license to use a certain design patent in the nonmedical markets and the sale of certain manufacturing assets related to such patent. The license is a fully paid, non royalty bearing license providing the licensee exclusive use of the patent in nonmedical applications for the remaining life of the patent. As part of the transaction, the Company also transferred ownership of certain fully depreciated manufacturing tooling used in the production of products incorporating the patented design.

10.            RECENT ACCOUNTING PRONOUNCEMENTS

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the three months ended March 31, 2011, as compared with the recent accounting pronouncements described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, that are of significance, or potential significance to the Company.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). ASU 2009-13 updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25 (formerly EITF 00-21), and primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, this guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company adopted this accounting effective January 1, 2011. Adoption of this accounting standard was not material to its financial statements.

11.    SUBSEQUENT EVENT

On May 5, 2011, the Company entered into a Purchase Agreement (the “Purchase Agreement”) between the Company, Clinton Group, Inc. and other accredited investors (the “Investors”) pursuant to which the Company agreed to issue shares of the Company’s common stock and warrants exercisable to purchase shares of common stock, for an aggregate offering price of approximately $3.0 million (the “Offering”). On May 10, 2011, the Offering closed and the Company issued and sold to the Investors an aggregate of 12,000,000 shares of common stock and warrants to purchase up to 9,000,000 shares of common stock, for an aggregate offering price of $3.0 million. The warrants will have an exercise price of $0.25 per share, subject to adjustment, will expire five years from May 10, 2011, and are exercisable in whole or in part, at any time prior to expiration. In conjunction with the completed Offering, the Company has agreed to reimburse to Clinton Group, Inc. an amount up to $50,000 for reasonable and documented out-of-pocket expenses incurred by the Investors.

Concurrent with the Offering, one of the Investors reached an agreement with Midsummer Investment Ltd. to purchase all of the Company’s common stock and warrants currently held by Midsummer.  The Company was not a party to this transaction.  At the time of the Offering, Midsummer owned 7,223,457 shares of the Company’s common stock, or approximately 12% of the total shares outstanding, and warrants to purchase an additional 5,551,035 shares of the Company’s common stock at an exercise price of $0.18 per share.

Pursuant to the terms of the Purchase Agreement, on May 10, 2011, the Company terminated its equity line of credit facility under the Investment Agreement with Dutchess Opportunity Fund, II, LP (“Dutchess”) dated January 7, 2010 (the “Investment Agreement”).

The Company also entered into a Registration Rights Agreement dated as of May 5, 2011, between the Company the Investors (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Company is obligated to file a registration statement with the Securities and Exchange Commission to register the resale by the Investors of the 12,000,000 shares of the common stock underlying the Purchase Agreement and issuable upon exercise of the warrants, and to register the warrants to purchase an additional 5,551,035 shares of our common stock purchased by the Clinton Group, Inc. in a third-party transaction with the prior holder, Midsummer Investment Ltd. within 60 days of May 10, 2011 (the “Filing Deadline”). In the event the Company does not file the Registration Statement on or before the Filing Deadline, or  have such registration declared effective within 90 days after filing, the Company will be required to pay liquidated damages in an amount equal to 1.0% of the aggregate amount invested by each Investor for each 30-day period up to a maximum amount of 3.0%.  Any shares not registered because they are determined by the SEC to exceed the maximum allowable amount that can be registered, are not subject to liquidated damages.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto, and other financial information included elsewhere in this Prospectus, our Quarterly Report on Form 10-Q for the quarter ended  March 31, 2011 and filed May 12, 2011, and our Annual Report on Form 10-K and our audited consolidated financial statements for the year ended December 31, 2010 included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2011. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains descriptions of our expectations regarding future trends affecting our business. The following discussion sets forth certain factors we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

Overview

We are a worldwide developer, manufacturer and marketer of visualization solutions for complex minimally invasive surgery.  We partner with medical device companies and healthcare facilities to provide surgeons with proprietary visualization systems enabling minimally invasive surgical procedures, which reduce patient trauma and recovery time.

We sell the most recent version of our proprietary visualization system, called our 3DHD Vision System, under the Viking brand inside and outside the United States through our distributor network.   Our 3DHD System is an advanced three dimensional, or 3D, vision system used by surgeons for complex minimally invasive laparoscopic surgery, with applications in urologic, gynecologic, bariatric, cardiac, neurologic and general surgery.  We released our 3DHD Vision System in the fourth quarter of 2010 and started shipments in December 2010.

We also manufacture two dimensional, or 2D, digital cameras that are sold to third-party companies who sell to end users through their Original Design Manufacturer, or ODM, programs and Original Equipment Manufacturer, or OEM, programs. Our technology and know-how center on our core technical competencies in optics, digital imaging, sensors, and image management. Our focus is to deliver advanced visualization solutions to surgical teams, enhancing their capability and performance in complex minimally invasive surgical procedures.

Liquidity and Capital Resources

We have financed our operations since inception principally through private sales of equity securities and convertible debt. From January 1, 2004 through May 13, 2011, we raised net proceeds of $17.1 million through the sale of common and preferred stock in private placements and approximately $13.6 million through the issuance of convertible notes and debentures. As of March 31, 2011, we had cash and cash equivalents of $405,381. We have incurred net losses and negative cash flows from operations. With the receipt of the gross proceeds of $3 million from the Offering and our current projection of future orders, management believes that our cash position provides sufficient resources and operating flexibility through at least the next twelve months.

On January 7, 2010, we entered into the Investment Agreement with Dutchess Opportunity Fund II, whereby Dutchess was committed to purchase from us, from time to time, up to $5,000,000 of our common stock over the course of thirty-six months.  We were able to draw on the facility from time to time, as and when we determined appropriate in accordance with the terms and conditions of the Investment Agreement.  In the aggregate, since the required registration statement was declared effective on February 12, 2010, through April 30, 2011, we have sold 12,477,867 shares to Dutchess for total net proceeds of $3,214,124. We terminated the Investment Agreement with Dutchess on May 10, 2011.

On May 10, 2011, we closed on agreements with Clinton Magnolia Master Fund, Ltd. and other accredited investors for a private placement of 12,000,000 shares of our common stock, along with warrants to purchase up to 9,000,000 shares of our common stock, for an aggregate offering price of approximately $3.0 million. The warrants have an exercise price of $0.25 per share, subject to adjustment, will expire May 10, 2016, and are exercisable in whole or in part, at any time prior to expiration. In conjunction with the completed transaction, we have agreed to reimburse to Clinton Magnolia Master Fund, Ltd. an amount up to $50,000 for reasonable and documented out-of-pocket expenses incurred by the investors.

Comparison of Quarters Ended March 31, 2011 and 2010

Net cash used in operating activities for the three months ended March 31, 2011 and 2010 was $603,790 and $505,609, respectively. This increase in cash used in operating activities was primarily attributable to a larger net loss during the three months ended March 31, 2011 compared with the same period in the prior year partially offset by less cash consumed in other balance sheet changes.

During the three months ended March 31, 2011 cash used in investing activities was $101,587 compared with $18,839 for the first three months of 2010.  This increase primarily relates to the costs of new product demonstration units and manufacturing test equipment.

During the three months ended March 31, 2011, we generated net cash proceeds of $160,473 from financing activities compared with $113,097 for the same period in 2010.

Comparison of Fiscal Years Ended December 30, 2010 and 2009

Net cash used in operating activities for the year ended December 31, 2010 was $2,443,268.  Net cash provided by operating activities during the year ended December 31, 2009 was $609,776. This change in cash flows from operating activities was attributable primarily to an increased net loss, primarily due to increased research and development expense, combined with cash consumed by the increases in accounts receivable, inventory and other assets, and a decrease in deferred revenue during the year ended December 31, 2010 compared with net cash generation during 2009 from the combined changes in inventory, accounts receivable, accounts payable, accrued expenses, and deferred revenue.

During the year ended December 31, 2010, cash used in investing activities was $403,102 compared with $11,011 for 2009.  The increase occurred primarily during the third quarter of 2010 and related mostly to the costs of new product demonstration units and manufacturing test equipment.

Net cash provided by financing activities was $3,075,534 during the year ended December 31, 2010 compared with net cash used in financing activities of $46,411 during the year ended December 31, 2009. The net cash provided by financing activities in 2010 primarily resulted from the sale of common stock under the Investment Agreement with Dutchess resulting in proceeds of $2,842,173.  Additionally, proceeds from the exercise of warrants totaled $270,371 in 2010.  We had no such financing activities in 2009.

Results of Operations

Comparison of Quarters Ended March 31, 2011 and 2010

Sales. We had sales of $3,122,594 for the three months ended March 31, 2011 compared with $1,915,073 for the three months ended March 31, 2010, an increase of 63%.   The increase in sales during the three months ended March 31, 2011 was due to increased sales of our Viking branded 3D vision systems, primarily our new 3DHD vision system. Sales of our OEM and Branded products were as follows:

	Three months Ended March 31,
	2011	2010	change
Branded products	$1,403,745	$123,555	$1,280,190
OEM products and service	1,718,849	1,791,518	(72,669)
Total sales	$3,122,594	$1,915,073	$1,207,521

Number of 3Di systems	4	1	3
Number of 3DHD systems	17	-	17
Total 3D systems	21	1	20

Customers accounting for at least 10% of our revenues in either period	Three Months Ended March 31,
	2011	2010
Customer A	30%	24%
Customer B	12%	-%
Customer C	10%	37%
Customer D	8%	17%
Total sales to customers representing more than 10% of sales in either period	60%	78%

Gross Profit. For the three months ended March 31, 2011, gross profit increased 30% to $651,758, or 21% of sales compared with $500,934, or 26% of sales for the same period in 2010.  The decrease in gross margin percentage for the three months ended March 31, 2011 is primarily due to the lower gross margin realized on sales of 3DHD demonstration systems to our distributors. The demonstration systems are not intended for immediate resale and are priced at a substantial discount to the distributors’ agreed upon regular purchase price for resalable systems.  Our distribution strategy requires distributors to demonstrate a financial commitment by purchasing one or more demonstration systems, depending upon, among other considerations, the size of the distributor’s territory. Purchases of demonstration systems generally have no right of return.

Selling and Marketing Expense. Selling and marketing expenses were $478,363 for the three months ended March 31, 2011 and $206,603 for the three months ended March 31, 2010.  This represents an increase of $271,760 or 132%.  The increase in selling and marketing expenses was due to the launch of our next generation 3DHD visualization system during the fourth quarter of 2010.  These increased costs include market research, promotional costs, and travel expenses as well as depreciation expense related to new product demonstration units retained by us.

Research and Development Expense.  We had research and development expenses of $255,963 for the three months ended March 31, 2011 and $206,781 for the three months ended March 31, 2010, representing an increase of $49,182 or 24%.   The increase in research and development expense was primarily due to increased personnel and related costs.

General and Administrative Expense.  General and administrative expenses include costs for administrative personnel, legal and accounting expenses and various public company expenses. General and administrative expenses were $433,865 for the three months ended March 31, 2011 compared with $383,036 for the three months ended March 31, 2010, representing an increase of $50,829 or 13%. The increase during the three months ended March 31, 2011 was primarily due to an increase in personnel costs, travel expense and public company related costs.

Other Income and Expense.  During the three months ended March 31, 2011, other income and expense totaled to income of $70,178 compared with income of $36 for the same period in 2010.  During the three months ended March 31, 2011, we recorded income of $69,952 related to compensation for the grant of a license to use a certain patent in the nonmedical markets and the sale of certain manufacturing assets related to such patent.  No such income was recorded in the first quarter of 2010.

Comparison of Fiscal Years Ended December 30, 2010 and 2009

Sales. We had sales of $8,041,048 for the year ended December 31, 2010 and $7,218,994 for the year ended December 31, 2009, representing an increase of approximately 11%.  The increase in sales during 2010 was due to increased sales volume of our OEM products, primarily of high definition 2D cameras.  Within our OEM product sales, we experienced a decrease in sales volume of a proprietary visualization system designed for and distributed by, one specific customer as they elected to increase inventory levels of such product during the third quarter of 2009.

Sales of our Viking branded products decreased $112,051 during 2010 from $1,672,193 in 2009 to $1,560,142 for 2010.  This decrease was primarily due to one large sale in the fourth quarter of 2009 for our previous generation 3Di systems in the amount of $897,400, which was not repeated in 2010.  Additionally, sales of the previous generation 3Di vision systems were adversely impacted throughout 2010 due to our impending launch of our new 3DHD Vision System in October 2010.

Gross Profit. For the year ended December 31, 2010, gross profit was $1,588,060 or 20% of sales compared with gross profit of $1,877,077 or 26% of sales for 2009.  Gross profit as a percentage of sales was adversely impacted partially due to $228,000 of inventory related write-downs related to reserves taken on remaining inventory for our previous generation 3Di vision system in the fourth quarter of 2010.  Sales of this product line  are expected to cease due to the introduction of our 3DHD Vision System.  Also contributing to the lower gross margin was the lower margins realized on our Viking branded product sales.  This was due to an unusually high gross margin on a large order in the fourth quarter of 2009 compared with much lower gross margins on initial sales of distributor demonstration systems of our new 3DHD Vision System in the fourth quarter of 2010. The demonstration systems are not intended for immediate resale and are priced at a substantial discount to the distributors’ agreed upon regular purchase price for resalable systems.  Our distribution strategy requires distributors to demonstrate a financial commitment by purchasing one or more demonstration systems, depending upon, among other considerations, the size of the distributor’s territory.

Selling and Marketing Expense. Selling and marketing expenses were $1,103,528 for the year ended December 31, 2010 and $985,012 for 2009.  This represents an increase of $118,516 or 12%.  This increase is primarily due to increased promotional costs related to the new 3DHD Visualization System partially offset by lower bad debt expense and decreased depreciation expense.

Research and Development Expense.  We had research and development expenses of $1,398,067 for the year ended December 31, 2010 and $578,861 for 2009, representing an increase of $819,206 or 142%.  The increase in research and development expense during 2010 compared with 2009 occurred primarily due to the development costs associated with our next generation 3DHD visualization system.

General and Administrative Expense.  General and administrative expenses include costs for administrative personnel, legal and accounting expenses and various public company expenses. General and administrative expenses were $1,525,498 for the year ended December 31, 2010 compared with $1,644,723 for 2009, representing a decrease of $119,225 or 7%. Non cash stock option expense included in general and administrative expense decreased $238,172 from $445,502 in 2009 to $207,330 in 2010.  In the fourth quarter of 2009, William Bopp, Chairman and then Chief Executive Officer surrendered all 2,100,000 of his outstanding stock options.  In connection with the surrender of these stock options, we recognized the remaining non-cash stock option compensation of $169,495 related to these stock options during the fourth quarter of 2009.  We had no such transaction and related expense during 2010. An increase in travel expenses and public company related costs partially offset the decrease in noncash stock option charges in 2010.

Other Income and Expense.  During the year ended December 31, 2010, other income and expense totaled to income of $1,952 compared with income of $257,200 for 2009.  During 2009, we recorded $125,000 of license fee income related to the granting of a license to use one of our patents in the nonmedical markets.  During 2009, we also recorded a $133,073 gain on the settlement of a liability recorded in previous period. No such income was recorded during 2010.

Operating Loss Before Non-Cash Charges

Management assesses operational performance and improvement by measuring and reporting our operating loss before noncash charges. Management believes this non-GAAP metric is useful in understanding our ability to generate cash, before consideration of working capital or capital expenditure needs.

A reconciliation of net loss in accordance with U.S. generally accepted accounting principles, or GAAP, to the non-GAAP measure of operating loss before non-cash charges is as follows:

	Three Months Ended March 31		Year Ended December 31
	2011	2010	2010	2009
Net loss, as reported	$(446,255)	$(295,450)	$(2,437,081)	$(1,074,319)
Adjustments:
Total other (income)/expense	(70,178)	(36)	(1,952)	(257,200)
Operating loss, as reported	(516,433)	(295,486)	(2,439,033)	(1,331,519)
Non-cash stock option expense	96,297	95,610	412,147	592,350
Depreciation and, amortization	78,575	30,517	159,220	257,834
Operating loss before non-cash charges	$(341,561)	$(169,359)	$(1,867,666)	$(481,335)

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations and Commitments

We lease our Westborough, MA facility under a non-cancelable operating lease agreement expiring on September 30, 2015. At March 31, 2011, the remaining future minimum lease payments are as follows:

Period	Amount
2011	$184,376
2012	250,280
2013	251,445
2014	254,940
2015	191,205
Total	$1,132,246

We have a royalty agreement with a medical device company. The royalty agreement requires payments of 4% of sales that use the licensed intellectual property. As of December 31, 2010 and 2009, we had accrued royalties related to this agreement of $37,300 and $36,300 respectively. During 2009 and 2010, we did not pay any royalties under this agreement.

Use of Estimates and Critical Accounting Policies

Our Management's Discussion and Analysis of Financial Condition and Results of Operations discuss our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions, including those related to inventory, income taxes, long lived asset valuation, revenue recognition, and stock based compensation. Management bases its estimates and judgments on historical experience of operations and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, will affect its more significant judgments and estimates used in the preparation of our Financial Statements.

Accounts Receivable. Accounts receivable are carried at the original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Specific reserves are estimated by management based on certain assumptions and variables, including the customer’s financial condition, age of the customer’s receivables, and changes in payment histories

Inventories. Parts and supply inventories are stated at the lower of cost or market. Cost is determined using the standard cost method which approximates actual cost. Works-in-process and finished goods are stated at the lower of the accumulated manufacturing costs or market. We reduce the stated value of our inventory for obsolescence or impairment in an amount equal to the difference between the cost of the inventory and the estimated market value, based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional reductions in stated value may be required.

Income Taxes. In determining the carrying value of our net deferred tax assets, we must assess the likelihood of sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, to realize the benefit of these assets. If these estimates and assumptions change in the future, we may record a reduction in the valuation allowance, resulting in an income tax benefit in our Statements of Operations. Management evaluates the realizability of the deferred tax assets and assesses the valuation allowance quarterly.

We are primarily subject to U.S. federal and state income tax. Tax years subsequent to December 31, 2007 remain open to examination by U.S. federal and state tax authorities, respectively. In addition, our policy is to recognize interest and penalties related to income tax matters in income tax expense. As of March 31, 2011 and December 31, 2010, we had no accruals for interest or penalties related to income tax matters.

Impairment of Long Lived Assets and Intangible Assets with Finite Lives.  Property and equipment and intangible assets with finite lives are amortized using the straight line method over their estimated useful lives.  These assets are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Conditions that would indicate impairment and trigger an assessment include, but are not limited to, a significant adverse change in the legal factors or business climate that could affect the value of an asset, an adverse action or assessment by a regulator or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. If, upon assessment, the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value of the asset.

Revenue Recognition. Our revenues are derived from the sale of surgical visualization technology products to end users, distributors and original equipment manufacturers. Revenue from the sale of products is recognized when evidence of an arrangement exists, the product has been shipped, the selling price is fixed or determinable,  collection is reasonably assured and when both title and risk of loss transfer to the customer, provided that no significant obligations remain. The significant terms of the Company’s sales arrangements typically include upfront payments or credit terms not to exceed 60 days depending upon the creditworthiness of the customer.  The arrangements do not include right of return or price concessions and the Company’s post shipment obligations typically are limited to standard warranty for product defects.

For the sale of products and services as part of a multiple-element arrangement, we allocate revenue from multiple-element arrangements to the elements based on the relative fair value of each element. For sales of extended warranties with a separate contract price, we defer revenue equal to the separately stated price. Revenue associated with undelivered elements is deferred and recorded when delivery occurs.

Stock-Based Compensation The measurement and recognition of compensation expense for all share-based payment awards to employees and directors is based on estimated fair values. The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of stock options. The Company uses historical data among other information to estimate the expected price volatility, the expected annual dividend, the expected option life and the expected forfeiture rate.

Recent Accounting Pronouncements

See Note 16 of Notes to Financial Statements for the fiscal year ended December 31, 2010 for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on the financial statements

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent public accountant in regards to accounting and financial disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a Smaller Reporting Company as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

As of June 20, 2011, the current directors and executive officers of Viking who will serve until the next annual meeting of shareholders or until their successors are elected or appointed and qualified, are set forth below:

Name	Age	Position

John “Jed” Kennedy	53	President, Chief Executive Officer and Director
William C. Bopp	67	Chairman of the Board
William Tumber	77	Director; Chairman of the Audit Committee and Chairman of the Compensation Committee
Robert Mathews	47	Executive Vice President and Chief Financial Officer
Joseph A. DePerio	33	Director
Hooks K. Johnston	73	Director
Amy S. Paul	59	Director

We believe that our Board should be composed of individuals with sophistication and experience in the many substantive areas that impact our business. We believe that experience, qualifications, or skills in the following areas are most important: experience in the medical products industry, accounting and finance, capital markets, engineering, strategic planning, innovation, human resources and development practices, and board practices of other corporations. These areas are in addition to the personal qualifications described in this section. We believe that all of our current Board members possess the professional and personal qualifications necessary for board service, and have highlighted particularly noteworthy attributes for each named Executive Officer and Board member in the individual biographies below. The principal occupation and business experience, for at least the past five years, of each current director and officer is as follows:

John “Jed” Kennedy
Effective January 4, 2010, Mr. John Kennedy was appointed by the Board of Directors to the position of President and Chief Executive Officer of Viking Systems, Inc.  Mr. Kennedy formerly served as President and Chief Operating Officer of our Company, as well as a member of our board of directors since October 2007.  Prior to October 2007, Mr. Kennedy was the President of the Vision Systems Group at Viking Systems. Mr. Kennedy joined Vista Medical Technologies, Inc. in January 1997 as Vice President of Research and Development. He was appointed Vice President/General Manager of Westborough Operations in January 2000 before being appointed Executive Vice President and COO in December 2000. Prior to joining Vista Medical Technologies, Inc., Mr. Kennedy held various positions in Manufacturing, Quality Engineering and Product Development at Smith & Nephew Endoscopy from 1984 through January 1997. From 1996 through January 1997, he was the Group Director of Product Development responsible for managing all Divisional Product Development activities. From 1993 through 1996, Mr. Kennedy was Director of Research and Development and was responsible for the management of four technology product development groups. Prior to 1984, he held various engineering positions at Honeywell’s Electro-Optics and Avionics divisions. Mr. Kennedy received a B.S. in Manufacturing Engineering from Boston University in 1979.

William C. Bopp
Effective January 3, 2010, Mr. William C. Bopp resigned as Chief Executive Officer of Viking Systems, Inc.  He had served in that position since Jaunary 2008.  Mr. Bopp remains Chairman of the Board of Directors and has served as Chairman since October 11, 2007.  Prior to joining Viking, Mr. Bopp was a private investor. Previously, he served as Senior Vice President and Chief Financial Officer at Alaris Medical Systems, Inc., a developer, manufacturer and marketer of infusion devices and related disposable products. Mr. Bopp joined Alaris in March 1999, as Vice President and Chief Financial Officer. He was elected to the position of Senior Vice President and Chief Financial Officer in November 1999. Alaris was acquired for approximately $2.0 billion by Cardinal Health, Inc. in July 2004, and Mr. Bopp assisted for an additional year with the integration of Alaris into Cardinal Health before retiring in 2005. Mr. Bopp was formerly Executive Vice President and Chief Financial Officer of C.R. Bard, Inc. Since 1980, he held positions of increasing responsibility with Bard, currently a $2.0 billion developer, manufacturer and marketer of health care products. From 1995 through 1998, he also served as a member of the board of directors of Bard and a member of the Board’s Finance Committee. Mr. Bopp is a graduate of Harvard College, Cambridge, MA, and completed his MBA in Finance from the Harvard Business School.

William Tumber
Mr. Tumber was appointed to our Board of Directors in February 2008.  From 2000 to 2004, Mr. Tumber served on the board of directors of Alaris Medical Systems, Inc., a manufacturer of infusion devices and related disposables which was acquired in 2004 for $2 billion by Cardinal Health, Inc. Previously, during his 20 years with medical device company C. R. Bard, Inc., Mr. Tumber held divisional positions including VP of Human Resources, VP of Manufacturing, Division President, as well as serving as Corporate Group Vice President responsible for all of Bard’s surgical businesses. He retired from Bard in 1999. Before joining Bard, Mr. Tumber worked at General Electric for over 20 years.  While at General Electric, he held a variety of positions of increasing responsibility which included technical recruiting, human resources, and Plant Manager of a 300-person electronic assembly facility.

Joseph A. De Perio
Mr. De Perio was appointed to serve on our Board of Directors on June 9, 2011.  Mr. De Perio is also a director of Overland Storage, Inc.  Mr. De Perio is a portfolio manager responsible for the public equity and private equity strategies for Clinton Group, Inc., a SEC Registered Investment Advisor that invests globally across multiple alternative investment strategies.  Prior to joining Clinton Group, Mr. De Perio held positions with Millennium Management and Trimaran Capital Partners.   He received a BA in business economics with honors from Brown University.

Hooks K. Johnston
Mr. Johnston was appointed to our Board of Directors on June 9, 2011.  Mr. Johnston is a management consultant and is on the board of Resonetics, LLC.  He was employed by Smith & Nephew Endoscopy Division from 1990-2004, retiring as Sr. Vice President Operations.  Prior to joining Smith and Nephew, he held positions in general management, operations, and project engineering.  He received a Bachelor’s degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and a MBA from the Harvard Business School.

Amy S. Paul
Ms. Paul was appointed to our Board of Directors on June 9, 2011.  Ms. Paul is also a director of Wright Medical Group, Inc. and of Theraclion, a private company, and is a commissioner of the Northwest Commission on Colleges and Universities. Ms. Paul worked for C.R. Bard, Inc., a medical device company, for 26 years, until her retirement as the Group Vice President-International in 2008. Prior to that she served in various positions at C.R. Bard, Inc. from 1982 to 2003, including President of Bard Access Systems, Inc., President of Bard Endoscopic Technologies, Vice President and Business Manager of Bard Ventures, Vice President of Marketing of Bard Cardiopulmonary Division, Marketing Manager for Davol Inc., and Senior Product Manager for Davol Inc. She received a BA cum laude from Boston University and a MBA with honors also from Boston University.

Robert Mathews
Mr. Mathews joined our Company as Executive Vice President and Chief Financial Officer in June 2007. Prior to joining our Company, he was Senior Vice President and Chief Financial Officer at Cardinal Health’s Clinical Technologies and Services (CTS) segment, where he was responsible for the global finance function across all of CTS businesses from 2004 to 2005. Before joining Cardinal Health, Mr. Mathews was with Alaris Medical System from 1996 to 2004, where he served as Vice President of Finance, Chief Accounting Officer, and an executive committee member. Mr. Mathews began his career at Price Waterhouse Coopers, where he worked from 1987 to 1996. Mr. Mathews earned his Bachelor of Science degree from San Diego State University where he majored in business administration with an emphasis in accounting.

Biographies and Qualifications of Our Directors.The biographies of our directors and certain information regarding each director’s experience, attributes, skills and/or qualifications that led to the conclusion that the director should be serving as a director of Viking are as follows:

John “Jed” Kennedy
Mr. Kennedy has served as our President and Chief Executive Officer since January 4, 2010.  From October 2007 until January 2010, he served as our President and Chief Operating Officer, as well as a member of our Board.

■ Viking’s President and Chief Executive Officer
■ Depth of manufacturing, operating, finance, research and development, commercial, and senior management experience in the industry, both at Viking and prior to Viking, including as:
■ Our former Chief Operating Officer; former President of Visions Systems Group at Viking.
■ Executive Vice President and Chief Operating Officer, Vice President/General Manager of Westborough Operations, Vice President of Research and Development at Vista Medical Technologies, Inc.
■ Positions of increasing responsibilities in Manufacturing, Quality Engineering, and Product Development, including Director of Research and Development, at Smith & Nephew Endoscopy.
■ Positions of increasing responsibilities in engineering at Honeywell’s Electro-Optics and Avionics divisions.

William C. Bopp
From January 2009 to January 3, 2010, Mr. Bopp served as our Chief Executive Officer. He has served as Chairman of our Board since October 11, 2007, and continues to remain in the position.  From 1995 to 1998, Mr. Bopp served on the Board of Directors for C.R. Bard, Inc.

Mr. Bopp is a graduate of Harvard College in Cambridge, MA and received his MBA in Finance from the Harvard Business School.

■ Depth of manufacturing, operating, finance, commercial and senior management experience in the industry, both at Viking and prior to Viking, including as:
■  Our former Chief Executive Officer
■  Senior Vice President and Chief Financial Officer, Vice President and Chief Financial Officer at Alaris Medical Systems, Inc.
■  Executive Vice President and Chief Financial Officer at C.R. Bard, Inc.
■ Depth of experience serving on boards of directors (and certain of their key standing committees) of public companies in the medical device industry, including with C.R. Bard, Inc.

William Tumber
Mr. Tumber was appointed to our Board in February 2008.  From 2000 to 2004, he served on the Board of Directors of Alaris Medical Systems, Inc.

Mr. Tumber received his B.A. in history and government from St. Lawrence University.

■ Depth of manufacturing, operating, finance, commercial, and senior management experience in the industry, including as:
■  Vice President of Human Resources, Vice President of Manufacturing, Corporate Group Vice President for all surgical businesses at C.R. Bard, Inc.
■  Position of increasing responsibility, including Plant Manager for General Electric.
■ Depth of experience serving on boards of directors of public companies in the medical device industry, including with Alaris Medical Systems, Inc.

Joseph A. De Perio
Mr. De Perio was appointed to our Board in June 2011.  He currently serves on the board of Overland Storage, Inc.

Mr. De Perio received his Bachelor’s degree in business economics with honors from Brown University.
■ Depth of finance experience as portfolio manager responsible for public and private equity strategies. ■ Held positions with Millennium Management and Trimaran Capital Partners.

Hooks K. Johnston
Mr. Johnston was appointed to our Board in June 2011.  He currently serves on the board of Resonetics, LLC.

Mr. Johnston received his Bachelor’s degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and a MBA from the Harvard Business School.

■     Depth of operating, commercial, and senior management experience in the industry, including:
■ Employment by Smith & Nephew’s Endoscopy Division from 1990-2004
■Positions of increasing responsibilities in general management, operations and project engineering.

Amy S. Paul
Ms. Paul was appointed to our Board in June 2011.  She currently serves as a director both on the board of Wright Medical Group, Inc. and the board of Theraclion, a private company. She is a commissioner of the Northwest Commission on Colleges and Universities.

Ms. Paul received her Bachelor’s degree with honors from Boston University and a MBA with honors also from Boston University.

■    Depth of operating, commercial, and senior management experience in the industry, including as:
■ Group Vice President-International at C.R. Bard, Inc., a medical device company.
■ 26 years of experience in the industry at positions of increasing responsibilities at C.R. Bard Inc., including President of Bard Access Systems, Inc., President of Bard Endoscopic Technologies, Vice President and Business Manager of Bard Ventures, Vice President of Marketing of Bard Cardiopulmonary Division, Marketing Manager for Davol, Inc., and Senior Product Manager for Davol, Inc.
■      Depth of experience serving on boards of directors of public companies in the medical device industry.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information concerning annual and long-term compensation provided to our Chief Executive Officer and each of our other most highly compensated executive officers who were serving as executive officers at December 31, 2010 as well as our most highly compensated non executive officer. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table for the Fiscal Years Ended December 31, 2010 and December 31, 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (4)	All Other Compensation	Total ($)

William C. Bopp, Chairman and	2010	0	0	0	0	0
former Chief Executive Officer (1)	2009	1	0	7,695	0	7,696

John “Jed” Kennedy, President,	2010	260,000	0	0	0	260,000
Chief Executive Officer and Director (2)	2009	240,000	0	21,622	0	261,622

Robert Mathews, Executive VP and	2010	210,000	0	57,260	0	267,260
Chief Financial Officer	2009	210,000	0	0	0	210,000

Yuri Kazakevich, VP of Research and Development (3)	2010	163,347	0	93,306	0	256,653
______________
(1)
Mr. Bopp was appointed Chairman of the Board of Directors on October 11, 2007.  He was appointed to serve as our Chief Executive Officer on January 4, 2008 and served as our Chief Executive Officer until January 3, 2010.   Effective November 2, 2008, Mr. Bopp agreed to reduce his annual salary to $1. He received $7,695 in option awards for his service as Chairman of our Board.

(2)
Mr. Kennedy has served as a Director since October 11, 2007.  He was appointed to serve as our President and Chief Operating Officer on October 12, 2007.  Prior to his appointment as President and Chief Operating Officer, Mr. Kennedy served as the President of our Vision Systems Group.  During 2008, Mr. Kennedy’s annual salary was increased to $240,000, retroactive to his promotion date of October 12, 2007.  Effective January 4, 2010, Mr. Kennedy was appointed by our Board as President and Chief Executive Officer and his annual salary was increased to $260,000.

(3)	Mr. Kazakevich was hired as our Vice President of Research and Development effective January 25, 2010 at an annual salary of $180,000.
(4)
The amount reported represents the grant date fair value of stock options granted during the year and does not represent an amount paid to or realized by the named executive. There is no certainty that the named executives will realize any value from these stock options, and to the extent they do, the amounts realized may have no correlation to the amounts reported above. The grant date fair value of the stock options was calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 12 of the Notes to our Financial Statements contained herewith and in our Annual Report on Form 10-K for a discussion of all assumptions made by us in determining values of our equity awards.

Employment Agreements with Our Named Executive Officers

On January 4, 2008, we entered into an employment agreement with our then Chief Executive Officer, William C. Bopp.  Under the terms of Mr. Bopp’s employment agreement, as amended, he received annual compensation of $1, along with benefits comparable to those provided to our other executives.  Mr. Bopp was granted a stock option under our 2008 Equity Incentive Plan which has  a term of ten years and may be exercised to acquire 2,100,00 shares of our common stock. Mr. Bopp surrendered all 2,100,000 of his outstanding stock options in October 2009. Mr. Bopp resigned as Chief Executive Officer January 3, 2010.

On August 6, 2008, we entered into change of control agreements with John “Jed” Kennedy, our then President and Chief Operating Officer, and Robert Mathews, our Executive Vice President and Chief  Financial Officer.  The agreements, which are substantially the same, provide each officer with certain separation benefits in the event of a change of control of our Company. Under each agreement, if at any time during the two year period following a change of control, as defined in the agreement, the officer is terminated other than for cause or if the agreement is terminated by the officer for good reason, as defined in the agreement, the officer will receive separation pay equal to one year’s base salary and bonus, and other health and welfare benefits for 18 months.

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2010.

Outstanding Equity Awards at Fiscal Year-End Table for the Fiscal Year Ended December 31, 2010

Name	# of Securities Underlying Unexercised Options (# exercisable)	# of Securities Underlying Unexercised Options (# unexercisable) (2)	Option Exercise Price ($)	Option Expiration Date

William C. Bopp, Chairman and former Chief Executive Officer (1)	0	0	0	n/a

John “Jed” Kennedy, President, Chief Executive Officer and Director	656,250	1,443,750	0.0076	10/16/2019
	262,500	437,500	0.015	7/01/2019
	750,000	250,000	0.33	2/26/2018

Robert Mathews, Executive VP and Chief Financial Officer	1,000,000	0	0.33	2/26/2018
	0	250,000	0.27	1/04/2020

(1) Mr. Bopp surrendered all 2,100,000 of his outstanding stock options in October 2009.
(2) Remaining unvested stock options vest at the rate of 6.25% of the total grant at the end of each calendar quarter.

Director Compensation

The following table sets forth information concerning the compensation provided to each person who served as a non-employee member of our board of directors during the fiscal year ended December 31, 2010. Directors who are also employees are included in the Summary Compensation Table above.

Director Compensation Table for the Fiscal Year Ended December 31, 2010

Name	Fees Earned or Paid in Cash	Option Awards(3)	Total
William C. Bopp (1)	$21,500	$7,695	$29,195
William Tumber (2)	$31,000	$13,248	$44,248

(1)
Mr. Bopp was appointed Chairman of the Board of Directors on October 11, 2007.  He was appointed to serve as our Chief Executive Officer on January 4, 2008 and served as our Chief Executive Officer until January 3, 2010.

(2)	William Tumber has served as a director of our Company since February 27, 2008.
(3)
The amount reported represents the grant date fair value of stock options granted during the year and does not represent an amount paid to or realized by the director. There is no certainty that the directors will realize any value from these stock options, and to the extent they do, the amounts realized may have no correlation to the amounts reported above. The grant date fair value of the stock options was calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 12 of the Notes to our Financial Statements contained herewith and in our Annual Report on Form 10-K for a discussion of all assumptions made by us in determining values of our equity awards.

Narrative to Director Compensation

Non Employee Directors’ Cash Compensation

Effective February 2008, our Board of Directors approved the following cash compensation structure: $1,500 quarterly retainers, $3,000 for attendance at each board meeting, $1,000 for telephonic attendance at board meetings and $500 for each committee meeting attended.  Additionally, the Audit Committee and Compensation Committee chairperson will receive quarterly fees of $1,500 and $1,000, respectively.

Effective October 1, 2008, our outside directors agreed to suspend cash compensation through March 31, 2009 at which time the retainers and fees were reinstated.  Effective October 1, 2010, our Board of Directors approved a quarterly fee for the Chairman of the Board of $2,500.

Non Employee Directors’ Stock Option Awards

Under the 2008 Non-Employee Directors’ Stock Option Plan that was adopted by our Board of Directors on January 3, 2008 and subsequently approved by our shareholders, each person who is elected or appointed to be a non-employee director for the first time after the effective date of the directors’ plan will be granted an option to purchase 150,000 shares of common stock upon such election or appointment. In addition, each non-employee director who continues to serve as a non-employee director automatically will be granted an option to purchase 75,000 shares of common stock on April 30 of each year commencing in 2009.  Provided, however; that if a person who is first elected as a non-employee director after the effective date of the directors’ plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of shares subject to such annual grant shall be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non- employee director. The options will vest 100% on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to us or one of our affiliates. Options granted under the directors’ plan will have an exercise price equal to 100% of the fair market value of the common stock on the grant date and a term of ten years.  112,500 options and 150,000 options were granted to directors during 2010 and 2009, respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following tables set forth information regarding shares of our common stock beneficially owned as of May 19, 2011 by: (1) each of our named executive officers listed in the summary compensation table, (2) each of our directors, (3) all of our officers and directors as a group; and (4) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after May 19, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

 Stockholders Known by Us to Own Over 5% of Our Common Stock

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of Shares Beneficially Owned*
Clinton Magnolia Master Fund Ltd. (1) c/o Clinton Group, Inc. 9 West 57th Street, 26th Floor, New York, NY 10019	14,023,457 (2)	19.4%
DAFNA Capital Managment, LLC (3) 10990 Wilshire Boulevard Suite 1400 Los Angeles, CA 90024	4,000,000 (4)	5.5%

* On May 19, 2011, we had 72,382,598 shares of common stock outstanding.

(1) Clinton Magnolia Master Fund, Ltd. is a Cayman Islands exempted company. Clinton Group, Inc. is the investment manager of Clinton Magnolia Master Fund, and consequently has voting control and investment discretion over securities held by Clinton Magnolia Master Fund. By virtue of his direct and indirect control of Clinton Magnolia Master Fund and Clinton Group, George Hall, as chief investment officer and president of Clinton Group, is deemed to have voting power and investment power over these securities and may be deemed to beneficially own any securities owned by Clinton Group and Clinton Magnolia Master Fund.

(2)  Clinton Magnolia Master Fund, Ltd. beneficially owns 14,023,457 shares of common stock. Clinton Magnolia Master Fund holds common stock purchase warrants previously purchased and originally exercisable into 10,651,035 shares of common stock, in the aggregate.  However, the aggregate number of shares of common stock into which such warrants are exercisable, and which Clinton Magnolia Master Fund has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by Clinton Magnolia Master Fund does not exceed 4.99% of the total outstanding shares of common stock.  Accordingly, such warrants are not currently exercisable into common stock until the actual shares of common stock held by any of Clinton Magnolia Master Fund is less than 4.99% of the total outstanding shares of common stock. Clinton Magnolia Master Fund may waive this 4.99% restriction with 61 days notice to us.

(3) DAFNA Capital Management, LLC is a Delaware limited liability company. DAFNA Capital Management is the investment adviser of DAFNA LifeScience Market Neutral, Ltd., DAFNA LifeScience Select, Ltd., and DAFNA LifeScience, Ltd. DAFNA Capital Management, in its capacity as investment adviser to DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience, may be deemed to be the beneficial owner of the shares owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience, as in its capacity as investment adviser it has the power to dispose, direct the disposition of, and vote the shares of the issuer owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience. Nathan Fischel and Fariba Ghodsian are part-owners of DAFNA Capital Management, and managing members. As controlling persons of DAFNA Capital Management, they may be deemed to beneficially own the shares of the issuer owned by DAFNA LifeScience Market Neutral, DAFNA LifeScience Select, and DAFNA LifeScience.

(4) Represents (i) 840,000 shares owned by DAFNA LifeScience Market Neutral, Ltd., (ii) 2,120,000 shares owned by DAFNA LifeScience Select, Ltd., and (iii) 1,040,000 shares owned by DAFNA LifeScience, Ltd. DAFNA Capital Management holds common stock purchase warrants previously purchased and originally exercisable into 3,000,000 shares of common stock, in the aggregate. However, the aggregate number of shares of common stock into which such warrants are exercisable, and which DAFNA Capital Management has the right to acquire beneficial ownership, is limited to the number of shares of common stock that, together with all other shares of common stock beneficially owned by DAFNA Capital Management does not exceed 4.99% of the total outstanding shares of common stock.  Accordingly, such warrants are not currently exercisable into common stock until the actual shares of common stock held by any of DAFNA Capital Management is less than 4.99% of the total outstanding shares of common stock. DAFNA LifeScience Market Neutral, Ltd., DAFNA LifeScience Select, Ltd., and DAFNA LifeScience, Ltd. may waive this 4.99% restriction with 61 days notice to us.

Officers and Directors

		Amount of beneficial ownership
Name and address of beneficial owner (1)	Nature of beneficial ownership	Shares Owned	Shares – Rights to Acquire (3)	Total Number	Percent of Shares Beneficially Owned (2)
John “Jed” Kennedy (4)	President and Chief Executive Officer	0	2,143,750	2,143,750	2.9%
Robert Mathews (5)	Executive Vice President and Chief Financial Officer	0	1,093,750	1,093,750	1.5%
William C. Bopp (6)	Chairman of the Board of Directors	9,522,727	11,803,292	21,326,019	25.3%
William Tumber (7)	Member of our Board of Directors	0	300,000	300,000	*
All directors and executive officers as a group (4 persons)		9,522,727	15,340,792	24,863,519	28.3%

* Percentage of shares beneficially owned does not exceed one percent of issued and outstanding shares of stock.

(1)	Unless otherwise stated, the address of each beneficial owner listed on the table is c/o Viking Systems, Inc., 134 Flanders Road, Westborough, MA 01581.

(2)
On May 19, 2011, we had 72,382,598 shares of common stock outstanding. In computing percentage ownership of a person, shares of common stock subject to stock options and warrants held by that person that are currently exercisable or vested or which will become exercisable or vest within 60 days of May 19, 2011 are also deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3)	Represents shares subject to outstanding stock options and warrants currently exercisable, or currently vested or that will vest, within 60 days of May 19, 2011.

(4)
Mr. Kennedy is our President and Chief Executive Officer. Mr. Kennedy beneficially owns 2,143,750 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 19, 2011.

(5)
Mr. Mathews is our Executive Vice President and Chief Financial Officer. Mr. Mathews beneficially owns 1,093,750 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 19, 2011.

(6)
Mr. Bopp served as our Chief Executive Officer from January 4, 2008 until January 3, 2010 and he continues to serve as Chairman of our Board of Directors. Mr. Bopp beneficially owns 9,522,727 shares of common stock and 11,803,292 shares of common stock issuable upon the exercise of warrants and options that are exercisable within 60 days of May 19, 2011.

(7)	Mr. Tumber is a member of our Board of Directors. Mr. Tumber beneficially owns 300,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 19, 2011.

Outstanding Options and Warrants

The only outstanding options to purchase shares of our common stock are the options granted to our employees, directors, and consultants. We had 9,182,920 outstanding options as of December 31, 2010.

As of December 31, 2010, we had warrants outstanding which entitle the holders to purchase 20,888,131 shares of our common stock at prices ranging from $0.18 to $0.75 per share. 20,325,576 of the total warrants outstanding were issued in 2008 and have an exercise price of $0.18 per share.  These warrants allow for cashless exercise based on the volume weighted average market price the day before exercise if the underlying shares are not covered by an effective registration statement.  We do not have an effective registration statement covering these shares.  As a result, warrant holders electing to exercise their warrants through a cashless exercise will receive fewer shares than the amount of warrants that they own depending upon the volume weighted average market price the day before exercise.

On May 10, 2011, we issued warrants to Clinton Magnolia Master Fund, Ltd. and other accredited investors which entitle the holder to purchase, in the aggregate, 9,000,000 shares of our common stock at a price of $0.25 per share.  These warrants allow for cashless exercise based on the market price of one share of common stock as at the date the net issue election is made. As a result, warrant holders electing to exercise their warrants through a cashless exercise will receive fewer shares than the amount of warrants that they own depending upon the volume weighted average market price the day before exercise.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation plans approved by security holders (1), (3)	9,180,320	$0.28	2,004,660

Equity Compensation plans not approved by security holders (2)	2,600	$25.00	-

Total	9,182,920	$0.29	2,004,660

(1)
Amounts include outstanding options to employees, officers and directors under our 2008 Equity Plan and its predecessor plan (the 2004 Stock Incentive Plan) and the 2008 Directors’ Plan and its predecessor plan (the 2004 Non-Employee Director Stock Ownership Plan). The amount in column (c) includes 710,000 shares available for award under our 2008 Equity Plan and its predecessor plan and 1,162,500 shares available for awards under our 2008 Directors’ Plan. The 2008 Equity Plan provides for grants and awards in the form of stock options, shares of restricted stock, and stock appreciation rights.

(2)	Represents stock options granted to non-employee consultants outside of our plans.

(3)
Includes shares added to the plan in December 2009 that were not approved by shareholders.  In December 2009, the board of directors approved an amendment to the 2008 Equity Plan to increase the number of shares available under such plan by 2,800,000 shares.

2008 Equity Incentive Plan

During the first quarter of 2008, shareholders approved our 2008 Equity Incentive Plan (the “2008 Equity Plan”). Additionally, in December 2009, the Board of Directors approved an amendment to the 2008 Equity Plan to increase the number of shares available by 2,800,000. The maximum number of shares that may be issued pursuant to the 2008 Equity Plan is 9,520,000 shares plus such number of shares that are issuable pursuant to awards outstanding under the 2004 Plan as of the effective date and which would have otherwise reverted to the share reserve of the 2004 Plan.  During the year ended December 31, 2010, 1,975,000 shares were issued under the 2008 Equity Plan.  Options currently expire no later than 10 years from the grant date and generally vest within five years. Proceeds received by us from exercises of stock options are credited to common stock and additional paid-in capital.

All of our key employees (and key employees of our subsidiaries and affiliates in which we have a significant equity interest) are eligible to receive awards under the 2008 Equity Plan.  This plan permits the granting of:

●	stock options, including “incentive stock options” that do not meet these requirements (options that do not meet these requirements are called “nonqualified stock options”);

●	stock appreciation rights, or SARs;

●	restricted stock; and

●	stock.

At December 31, 2010, a total of 710,000 shares of our common stock were available for granting awards under the 2008 Equity Plan. The Compensation Committee of the board of directors administers the 2008 Equity Plan. The maximum term of any option granted under the Plan is limited to 10 years. The exercise price per share under any stock option or the grant price of any SAR cannot be less than the Fair Market Value that is defined in the Plan.

Non-Employee Director Plans

During the first quarter of 2008, shareholders approved our 2008 Non-Employee Directors’ Stock Option Plan, or the Directors’ Plan. We have reserved a total of 1,500,000 shares of our common stock for issuance under the Directors’ Plan.  During the year ended December 31, 2010, 112,500 shares were issued under the Directors’ Plan.

Under the Directors’ Plan, each person who is elected or appointed to be a non-employee director for the first time after the effective date of the Directors’ Plan will be granted an option to purchase 150,000 shares of common stock upon such election or appointment.  In addition, each non-employee director who continues to serve as a non-employee director automatically will be granted an option to purchase 75,000 shares of common stock on April 30 of each year commencing in 2009.  However, if a person who is first elected as a non-employee director after the effective date of the Directors’ Plan has not been serving as a non-employee director for the entire period since the preceding annual meeting of stockholders (or, in the event no annual meeting was held in the preceding year, the twelve month period prior to the April 30 annual grant date), then the number of shares subject to such annual grant will be reduced pro rata for each full quarter prior to the date of grant during such period for which such person did not serve as a non-employee director.  All options will vest one hundred percent (100%) on the one year anniversary of the date of grant provided that the non-employee director continues to provide services to us or one of our affiliates.

Options granted under the Directors’ Plan will have an exercise price equal to 100% of the fair market value of the common stock on the grant date and a term of 10 years.  As long as a non-employee director continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the non-employee’s option will continue.  Options will terminate three months after his or her service terminates.  However, if such termination is due to the his or her disability, the exercise period will be extended by 12 months unless the term of the option expires prior to that date in accordance with the terms of the individual’s option agreement.  If such termination is due to the optionholder’s death or if the optionholder dies within three months after his or her service terminates, the exercise period will be extended by 18 months following death unless the term of the option expires prior to that date in accordance with the terms of the individual’s option agreement.

At December 31, 2010, 345,100 stock options were outstanding under the Directors’ Plans.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2010, we did not have any related party transactions that exceeded the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years.

DIRECTOR INDEPENDENCE

We utilize the NASDAQ independence rules for determining which of our directors are independent.  The Board has determined that Mr. Tumber, Mr. De Perio, Mr. Hooks, and Ms. Paul are independent pursuant to NASDAQ Rule 4200(15).  Currently, Mr. Tumber, Mr. De Perio and Mr. Johnston are members of the Compensation Committee, and Mr. Tumber, Mr. De Perio and Ms. Paul are members of the Audit Committee.
LEGAL MATTERS

Certain legal matters in connection with the securities will be passed upon for us by the law firm of Trombly Business Law, P.C., Newton, Massachusetts. Ms. Trombly will not receive a direct or indirect interest in the small business issuer and has never been a promoter, underwriter, voting trustee, director, officer, or employee of our company. Nor does Ms. Trombly have any contingent based agreement with us or any other interest in or connection to us.

EXPERTS

The December 31, 2010 and 2009 financial statements included in this prospectus have been audited by Squar, Milner, Peterson, Miranda & Williamson, LLP, independent auditors, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Squar, Milner, Peterson, Miranda & Williamson, LLP, has no direct or indirect interest in us, nor were they a promoter or underwriter.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.